As filed with the Securities and Exchange Commission on December 6, 2011

Registration No. 333-177526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S–1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Green Ballast, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3640	45-1629984
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Green Ballast, Inc.
2620 Thousand Oaks Blvd., Suite 4000
Memphis, TN 38118
(901) 260-4400

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

J. Kevin Adams
Chief Executive Officer
Green Ballast, Inc.
2620 Thousand Oaks Blvd., Suite 4000
Memphis, TN 38118
(901) 299-0222

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Matthew S. Heiter, Esq. Mehrnaz Jalali, Esq. Chad M. Wilgenbusch, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue, Suite 2000 Memphis, TN 38103 (901) 577-8117	Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 195 Route 9 South Manalapan, NJ 07726 (732) 409-1212

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.0001 par value per share	11,450,400(1)	$0.25(2)	$2,862,600	$328.05(3)

(1)	The registrant previously registered 11,234,400 shares of its common stock on its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 26, 2011 and is hereby registering an additional 128,000 shares of its common stock.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, based on the last private sale offering price of $0.25 per share.
(3)	The registrant previously paid $321.87 of the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 6, 2011

Green Ballast, Inc.

24,450,400 Shares of Our Common Stock

This prospectus relates to the offering by the existing holders of our common stock named in this prospectus of 24,450,400 shares of our common stock, par value $0.0001 per share, including 11,450,400 shares of our common stock, 5,000,000 shares of our common stock issuable upon exercise of the warrants held by a selling stockholder and 8,000,000 shares of our common stock issuable upon the conversion of a convertible note held by a selling stockholder. These existing holders of our common stock, warrants and convertible note are referred to as selling stockholders throughout this prospectus. We will not receive any proceeds from the sales of shares of our common stock by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we will receive the exercise price of the warrants.

We anticipate that our common stock will be quoted on the Over-The-Counter Bulletin Board, or the OTCBB. Our common stock is presently not traded on any market or securities exchange. The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Common stock being registered in this registration statement may be sold by selling stockholders at a fixed price of $0.25 per share until our common stock is quoted on the OTCBB and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, or FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares of the selling stockholders. Each selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [_______________], 2011.

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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Industry and Market Data

We obtained the industry and market data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable and have no reason to believe they are inaccurate or incomplete, we have not independently verified such data, and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

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PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this offering. It is not complete, and it does not contain all the information you should consider before making the decision to invest in our stock. You should carefully read the entire prospectus, including the information in “Risk Factors” and the financial statements and related notes. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements as a result of certain factors, including those described in “Risk Factors” and “Forward-Looking Statements.”

Our Company

We are an innovator, developer and marketer of energy-efficient electronic ballasts for fluorescent fixtures in the commercial lighting industry. Our daylight harvesting and wireless programmable ballast lines conserve energy and can greatly reduce the energy costs of operating commercial buildings. With rising utility rates, dwindling natural resources, an inadequate national power grid and regulatory mandates to conserve energy, we believe our products are positioned to take advantage of this market opportunity.

One of the major challenges facing the world today is finding solutions to manage energy consumption and cost. The United States power grid cannot meet the present load demand without difficulty. Blackouts/brownouts are commonplace. One of the heaviest users of electricity are commercial buildings. According to a report prepared by McGraw-Hill Construction for the Department of Energy, or DOE, lighting accounts for one-quarter, the largest share, of total primary energy use in a commercial building. Our ballasts control and regulate the amount of electricity flowing to the fluorescent bulb, decreasing or increasing the flow in a manner that conserves energy. Our ballasts sense the amount of ambient light in a room and decrease the amount of artificial light being produced by reducing the amount of electricity flowing to the bulb. Our wireless programmable ballast can be programmed to turn lights off or reduce the amount of light produced during off-business hours or when utility rates are at their highest. As a result, use of our ballasts can reduce electricity costs by approximately 42% over traditional ballasts.

We acquired the patent for our ballast technology on April 15, 2011. Since then, our engineers have made further innovations to the ballasts. We presently have 3 models of the daylight harvesting ballast available for sale. We have under development an additional 7 models of the daylight harvesting ballast and 10 models of the wireless programmable ballast. We anticipate these additional models will become available in late 2011 through the summer of 2012.

Our management team is comprised of seasoned real estate executives and engineers with substantial contacts into the world of commercial and industrial real estate. Our management understands the need for energy-efficient lighting through retrofit upgrades, new construction, and remodeling work, making us particularly qualified to market our ballasts. Our company is led by J. Kevin Adams, Chief Executive Officer of CB Richard Ellis Memphis, LLC, and is supported by a veteran management team. Our ballast technology is patented, and we have applied for an additional patent for our wireless programmable technology. We are actively seeking to further expand our patent portfolio in order to enhance the patent protection for our products.

Our Opportunity

We believe our ballasts are well-positioned to capitalize on the following market opportunities:

•	Paradigm Market Shift. Recent federal regulatory mandates, which phase out the use of larger, energy-inefficient fluorescent bulbs, have resulted in the phase out of the ballasts used to operate these bulbs. This action was in response to concerns around the inability of the United States power grid to meet the present electricity load demand, resulting in localized and wide spread blackouts and brownouts. As a result of these mandates, we estimate that approximately 50% of the commercial lighting industry must acquire new ballasts over the next several years. We estimate that there are approximately 725 million of the phased-out ballasts in operation in the United States that will eventually have to be replaced.

•	Energy Costs. Lighting is traditionally one of the most expensive components of the energy cost to operate a commercial building. With rising energy costs and the limited energy capacity of the United States power grid, property owners and managers are looking for ways to reduce costs and usage. Our ballasts can save end-users approximately 42% of lighting electricity costs from traditional ballasts that are used today. Also, there are available in 48 of the 50 states additional cost savings rebates for the purchase of energy-efficient products such as our ballasts. These rebates reduce capital outlay and result in reduced payback periods.
•	Green Building. As a result of rising energy costs and dwindling natural resources, there has been significant emphasis on constructing and retrofitting commercial buildings to maximize energy efficiency. The market for goods to meet these demands, which is referred to as the “green building market,” is expected to increase from approximately $71.1 billion in 2010 to approximately $173 billion by 2015. The commercial green building market is expected to grow by 18.1% annually during the same time period — from approximately $35.6 billion to approximately $81.8 billion (according to a publication by Environmental Leader).

We believe that these three market drivers are generating a tremendous opportunity for our daylight harvesting and wireless programmable ballast lines.

Our Industry

According to Pike Research, the United States consumes approximately 20% of the world’s total electricity consumption for lighting. Because of concerns about global warming and efforts to reduce the United States’ dependence on fossil fuels, generating electricity with alternate sources of energy and being more energy-efficient has gained significant importance. With that, “green” products that can both save energy and benefit the environment have received increased attention.

According to the Building Owners and Managers Association, commercial buildings are among the country’s biggest energy consumers. In fact, energy use is among the largest operating expense in commercial buildings. According to the DOE, the commercial lighting industry comprises 51% of the total energy consumption for lighting.

We intend to market our ballasts to the commercial lighting industry by focusing on electrical lighting product distributors, energy service companies, original equipment manufacturers and customers who own and lease commercial real estate. Within the commercial real estate industry, we will target companies operating within the top 30 metropolitan areas within the United States, which areas typically have the highest utility rates and higher rebate programs. We will also market our ballasts to large national distributors of electrical lighting products to encourage these companies to incorporate our ballasts in their product offerings. We will seek to partner with energy service companies to use our products in maintaining and retro fitting lighting systems and with original equipment manufacturers to incorporate our ballasts into their products.

Our Competitive Strengths

There are a number of traditional ballasts, daylight harvesting ballasts and other energy-efficient lighting products from which our customers can choose. We believe the following factors provide us an advantage over these other products and the providers of these products.

•	Independently verified energy conservation and savings. We offer those in the commercial lighting industry a means to conserve energy and save energy costs. Independent third-party studies conducted for the New Jersey Department of Transportation and Pasadena Water and Power have found that our energy-efficient ballasts can save the end-user approximately 42% of energy costs compared to traditional ballasts. The study for Pasadena Water and Power found that actual energy savings varied from 30% to 73% based on the types of lamps or ballasts used.
•	Cost-effectiveness and return on investment. Daylight harvesting and addressable wireless programmable features are built into or fixed onto our ballast and, as a result, cost less than other daylight harvesting ballasts and are easier to install. With an overall lower cost and lower installation cost, our customers can experience a shorter period over which to realize energy saving costs. Many states offer rebate programs which will fund up to 50% of the product installation costs of our ballasts. State rebates also help to shorten the return period for our customers.

•	Patented and innovative technology. Our ballast technology is patent-protected, and we have applied for a patent for our wireless programmable technology. We intend to continue to invest in innovations and improvements to our ballasts to ensure that our technology meets the current market demands and changes in technological advancements.
•	Management team with significant commercial real-estate expertise and ties. Our management team is comprised of experienced real estate executives and engineers who understand the need for energy-efficient lighting in commercial real estate through retrofit upgrades, new construction, and renovation. They have a deep appreciation for the distinctive benefits offered by our products. Our team has also gained significant contacts in the commercial real estate market, developed over the course of over 31 years in the market.

Our Growth Strategy

Our objective is to become the leading provider of energy-efficient ballasts to the commercial lighting industry. Key elements of our strategy include the following:

•	Capitalize on current industry and market trends. We recognize the market opportunity arising from the surge in green building and government mandates directed at eliminating less efficient lighting products. We estimate that approximately 50% of the commercial lighting industry must acquire new energy-efficient ballasts over the next several years. We are prepared and have designed our products to meet this large market demand.
•	Invest in highly experienced and specialized sales managers. We intend to hire sales managers, working under a Chief Marketing Officer, who are highly experienced and have strong relationships within the commercial real estate and retrofit industry. Each sales manager will become a market specialist and develop expertise in one of four markets: electrical lighting product distributors, energy service companies, original equipment manufacturers and commercial real estate end-users.
•	Continue developing innovative products and expanding product applications. As our operations grow, we will concentrate on improving our existing products, testing novel applications of our products, and introducing innovative products to meet market demand. This will allow us to continue to meet our customers’ growing needs, expand our customer base and retain our competitive advantage. We will continue to pursue patent protection for our innovative technologies.
•	Leverage management’s experience to develop strategic relationships with our customers. Our management team has extensive experience in the real estate management, construction and retrofit business. As a result, members of our team have developed robust relationships with electrical lighting product distributors, energy service companies, original equipment manufacturers and commercial real estate end-users, all of which are our targeted markets. We believe that these relationships and the favorable reputation of the members of our management team will facilitate our successful marketing to these markets.

Risks That We Face

Investing in our common stock involves substantial risks, and our ability to successfully grow our business is subject to numerous risks. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. These important risk factors include the following:

•	We have a limited operating history from which to evaluate our business and prospects for growth;
•	If we experience rapid growth, we may be unable to manage that growth effectively;
•	If our products are not accepted by the market, our business will not grow and will not be profitable;
•	We must be able to compete effectively in an industry that is highly competitive;
•	We rely on third parties to manufacture our products, and we are subject to substantial risks if we fail to perform or produce defective products;

•	We may not be able to protect our intellectual property rights or obtain patents on new product innovations; and
•	The current economic climate and general economic factors may adversely affect our growth.

Our company was incorporated on April 13, 2011 in the State of Delaware. Our principal executive offices are located at 2620 Thousand Oaks Blvd, Suite 4000, Memphis, Tennessee and our telephone number is (901) 260-4400. Our website address is www.greenballastinc.com. The information on our website is not part of this prospectus.

THE OFFERING

Common stock being offered by the selling stockholders
24,450,400 shares of our common stock including: (i) 11,450,400 shares of our common stock, currently outstanding; (ii) 5,000,000 shares of our common stock issuable upon exercise of the warrants held by a selling stockholder; and (iii) 8,000,000 shares of our common stock issuable upon the conversion of a convertible note held by a selling stockholder.
Common stock outstanding prior to this offering
96,450,400(1)
Common stock to be outstanding after this offering
109,450,400(2)
Use of Proceeds
We will not receive any proceeds from the sales of shares of our common stock by the selling stockholders. However, to the extent that the warrants are exercised for cash, we will receive up to $2,250,000 in the aggregate. We intend to use the proceeds received from any cash exercise of the warrants for working capital and general corporate purposes.
Risk Factors
See “Risk Factors” beginning on page 6 and the other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

(1)	Based upon the total number of issued and outstanding shares as of December 5, 2011.
(2)	Based upon the total number of issued and outstanding shares as of December 5, 2011, and including 5,000,000 shares of our common stock issuable upon exercise of warrants and 8,000,000 shares of our common stock issuable upon conversion of a convertible note.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We are a new company, and we have a limited operating history. If we fail to generate significant revenue from the sale of our products, we may be unable to continue operations.

We are a new company and have a limited operating history. We have not begun to generate any significant revenues. If we are unable to generate significant revenue from the sale of our products, we may be required to discontinue operations. We intend to market our ballasts to electrical lighting product distributors, energy service companies, original equipment manufacturers and to commercial real estate end-users. However, we have not entered into any agreements with such parties, and we can provide no assurance that we will ultimately be successful in doing so. As a result, there can be no assurance that we will be successful in selling our products, or that our operations will be profitable.

Because we are a new company with a limited operating history, it may be difficult for investors to predict our future performance.

Prospective investors should be aware of the difficulties encountered by new companies and of the risks inherent in any new business. These risks include, but are not limited to:

•	competition;
•	the absence of a significant operating history;
•	perceived lack of credibility;
•	the need for additional working capital; and
•	failure to adapt to economic changes.

The likelihood of our success must be considered in light of these risks.

In order to be successful, we must be able to respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks. If we fail to do so, our business, results of operations and financial condition would be materially and adversely affected. Since we have a limited operating history, prospective investors are unable to determine whether we will be successful in addressing these risks, and thus it will be difficult for them to predict our future performance.

We have experienced substantial operating losses and may incur additional operating losses in the future.

Since our inception and through August 31, 2011, we have incurred a net loss of $1,623,002, and we have not generated significant revenues to date. We may continue to incur losses until we are able to generate sufficient revenues and cash flows. If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we could be forced to curtail or cease our business operations.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited.

To date, we have funded our operations through the issuance of common and preferred stock and secured debt. We will require additional funds to meet our operating needs, the amount of which will be determined by a number of factors, many of which are beyond our control. These factors include:

•	the success of our marketing strategy;
•	market acceptance of our products;
•	the amount of revenue generated from any product sales;
•	the success of our ability to complete the development of our current products;
•	costs associated with obtaining and enforcing our patent rights;
•	competition;
•	technological developments in the commercial lighting industry; and
•	amount of capital investments we may be required to make.

Our ability to fund our operations and grow our business depends on generating significant revenue from product sales or from raising additional capital through public or private sales of our capital stock or debt.

If we raise additional capital through the issuance of debt, we will have increased interest expense. If we raise additional capital through the issuance of equity or convertible debt securities, our stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to operational limitations (such as, negative operating covenants). There can be no assurance that we will be able to obtain acceptable financing necessary to fund our operations and growth. If we are unable to raise additional funds on acceptable terms, our business operations and business prospects will be adversely affected.

If our products are not accepted by the market, our business will not grow and we will not be profitable.

To generate significant revenue and achieve profitability, our products must be accepted by our current target markets. Our wireless programmable ballast is in development and has not yet been tested in a commercial building setting. We can provide no assurance that our wireless programmable ballast will function and operate as we intend. If our existing products and those under development do not achieve market acceptance, then we may not generate sufficient revenue to achieve or maintain profitability. In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products are introduced that are more favorably received than our products, are more cost effective or render our products obsolete. If we don’t successfully meet the challenges of new products or technologies, our business will not grow.

As a result of recent emphasis on developing energy-efficient products and developing “green buildings,” many new lighting products intended to promote energy-efficiency are being introduced. Our future growth and success depends on our products remaining relevant to the marketplace. We must make significant investments in research and development in order to enhance our existing products, develop new products and attain market acceptance for our products. If we are unsuccessful in developing and introducing new products, our future results of operations would be adversely affected. If we fail to accurately anticipate the introduction of new products or technologies, our existing products may become obsolete which would adversely affect our ability to sell those products and generate profits.

Our products may contain defects which could damage our reputation, cause us to lose customers and expose us to liabilities in excess of our current insurance coverage.

Our ballasts are essential to the operation of fluorescent lighting in commercial buildings. Although our products must meet stringent requirements, they could contain defects which could result in damage to our reputation and dissatisfied customers. Also, defects in our ballasts could result in fire or other substantial damage to a building, which damages could exceed our revenues or be in excess of our current insurance coverage. Thus, if we fail to succeed in limiting the number of defects or eliminating them all together, our business could be adversely affected.

Lighting products, particularly energy-efficient lighting products, are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, causing a decline in our sales and profitability.

Energy-efficient lighting products are subject to rapid technological changes that often cause product obsolescence. Companies offering energy-efficient lighting products are continuously developing new products with heightened performance and functionality. This puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, if we fail to accurately anticipate the introduction of new technologies or are unable to develop the planned new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occur, our sales, profit margins and profitability will be adversely affected.

If we are unable to cause production capacity for our products to increase in a cost effective and timely manner, we may incur delays in shipment and our revenues and reputation in the marketplace could be harmed.

We rely on a third party to manufacture our products. An important part of our business plan is the expansion of our vendor’s capacity to produce our products. As customer demand for our products grows, we must be able to build up this capacity to meet demand while keeping costs down.

Our ability to successfully cause production capacity to increase in a cost effective and timely manner will depend on a number of factors, including the following:

•	our ability to successfully negotiate with vendors to manufacture our products;
•	if we do find other vendors, our ability to transition production between manufacturing facilities;
•	the ability of potential contract manufacturers to allocate more of their existing capacity to us or their ability to add new capacity quickly;
•	the ability of any future contract manufacturers to successfully implement our manufacturing processes;
•	our ability to effectively establish adequate management information systems, financial controls and supply chain management and quality control procedures; and
•	the occurrence of equipment failures, power outages, environmental risks or variations in the manufacturing process.

If we are unable to cause production capacity for our products to increase in a cost effective and timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet demand for our products. Delivery delays or defective products could damage our reputation and our relationships with current and prospective customers. These customers may elect not to purchase our products in the future which could adversely affect our revenue and profitability.

We rely on one manufacturer to produce our products, and our business would be materially adversely affected if our manufacturer ceases to do business or experiences other disruptions in their production process.

At this time, we depend on DuroPower, Inc. headquartered in Covina, California and with manufacturing facilities in Beijing, China, to manufacture our products. Should we cease to do business with our sole manufacturer or should they cease to do business or to provide their services to us, our business may be disrupted because a suitable replacement may be difficult to retain. We cannot be certain that DuroPower’s facilities will continue to meet our future production needs or demands. In addition, these facilities are subject to risks of damage, including fire, labor unrest, raw material shortages and other factors that would disrupt production of our products. We may be required to seek other vendors to manufacture our products. To the extent we are forced to find other vendors before we are ready, it would involve delays in manufacturing, and we may incur significant costs.

If we experience rapid growth, we may be unable to manage such growth effectively, which would adversely affect our business and operations.

Although we can provide no assurances that our business will in fact grow, or grow rapidly, if we do experience rapid growth, such growth could place significant strain on our operational and administrative resources. In order to manage any future growth, we must continue to improve and expand our operational and financial systems. We will also be required to hire and train new employees and ensure that our management systems are able to handle such growth. If we are unsuccessful in managing any future growth, our business and operations could be adversely affected.

Demand for our products is sensitive to the economic conditions in the markets we serve.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction and renovation markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. Reduced demand due to economic and market conditions could adversely affect our results of operations.

Our industry is highly competitive. If we are unable to compete effectively, we will not be successful.

The industry in which we compete is rapidly evolving and intensely competitive. We face competition from vendors who offer traditional ballasts, daylight harvesting ballasts, and light emitting diodes (LED) based lighting products. Manufacturers and distributors of LED lighting products promote their energy-efficiency and digital controllability and are directly competitive to our products. Many of our current and potential competitors in the commercial lighting industry have longer operating histories, larger customer bases, better brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to operate with a lower cost structure and to adopt more aggressive pricing policies. Our competitors may also be able to devote more resources to technology development and marketing than us. As a result, we may have difficulty diverting customers from existing competitors and attracting new customers for our products. If we are not able to effectively compete with these vendors, our business will not be successful.

The success of our business depends, in part, on our ability to protect and enforce our intellectual property rights.

To establish and protect our intellectual property rights, we rely on a combination of trademarks, patents, trade secret laws and contractual restrictions. We have one issued U.S. Patent for our ballast technology and have applied for a patent for our wireless programmable technology incorporated in our wireless programmable ballasts. Both our existing patent and our patent application may be challenged, invalidated or circumvented in the future, or the rights granted may not provide us a competitive advantage. Because patents involve complex legal, technical and factual questions, the issuance, scope, validity and enforceability of patents cannot be certainly predicted. Competitors may develop products similar to ours but which do not conflict with our patent rights. Our patents may be challenged by others, and as a result could be narrowed or invalidated. We will also rely on confidentiality agreements with our employees and third parties and trade secret protections to protect our proprietary technology. These agreements, however, may not be honored or enforced. The particular elements of what we consider to be our proprietary technology may not be protectable under trade secret laws. We intend to vigorously protect and defend our intellectual property. However, such protection may involve costly and time-consuming litigation which could distract our management and require us to expend funds that would otherwise be used for operations. Furthermore, we can provide no assurances that any such litigation would be successful, or that our technology might not be deemed to be infringing upon the rights of others.

We depend on key employees and personnel to operate our business, which could adversely affect our ability to operate if we are unable to retain or replace these persons.

Our future success is largely dependent upon our existing management team, including J. Kevin Adams, our Chief Executive Officer, Daniel L. Brown, our Chief Operating Officer, William Bethell, our Chief Financial Officer, and Kevin Clarkson, our Executive Vice President — Product Development. The loss of any of these officers through injury, death or termination of employment could result in the investment of significant time and resources for recruitment and replacement. We do not maintain any key man insurance on their lives for our benefit. Additionally, the loss of the services of our executive officers could have a serious and adverse effect on our business, financial condition and results of operations. There is also no assurance that as we grow, our current management team can successfully manage our growth or that we can attract the new talent that will be necessary to run our company at a high level. Our success will also depend upon our ability to recruit and retain additional qualified senior management personnel. Competition is intense for highly skilled personnel in our industry and, accordingly, no assurance can be given that we will be able to hire or retain sufficient personnel.

We have entered into agreements that impose restrictions on how we conduct our business. In addition, all of our assets, including our intellectual property, are pledged to secure our existing indebtedness. If we fail to meet our obligations to our debt holders, they may foreclose on the collateral and take ownership of all of our assets.

To begin operations, we purchased intellectual property from Gemini Master Fund, Ltd. (“Gemini”), pursuant to an asset purchase agreement. As partial consideration for the intellectual property, we issued Gemini a convertible promissory note in the principal amount of $1,800,000. Also, in connection with our original capitalization, we issued a promissory note to Green Ballast LLC (“GBL”), in the principal amount of $1,800,000. In addition, we issued to Gemini warrants to purchase up to 5,000,000 shares of our common stock. To secure our repayment obligations to Gemini and GBL, we granted them each a first priority security interest in all of our assets, including our intellectual property.

The promissory notes, asset purchase agreement and warrant agreements contain various covenants that restrict how we conduct our business. Under the asset purchase agreement, and for so long as Gemini holds at least $100,000 of the Gemini note, we must obtain Gemini’s consent to take any of the following actions:

•	issuing our securities;
•	transferring assets or debts within our company;
•	making capital expenditures in excess of $200,000;
•	adopting an equity incentive compensation plan for our employees, directors or officers;
•	amending our certificate of incorporation or bylaws;
•	selling or licensing all or substantially all of our assets; or
•	merging or consolidating our company with another.

These provisions will make it more difficult for us to conduct our business or to obtain additional debt or equity financing. In addition, the terms of our indebtedness may make it more difficult to obtain new debt financing on terms favorable to us and may cause us to use a portion of our working capital to make debt payments. If we need to seek additional debt financing in the future, such additional financing may only be secured by a security interest in our assets which is junior to existing security interests. Potential lenders may be unwilling to provide debt financing in such instance, or they may charge higher interests rates or other fees to us. Thus, the terms for which we might obtain additional debt financing, if at all, may not be acceptable to us.

If we fail to pay our obligations under the Gemini and GBL notes, which require us to make monthly aggregate interest payments of $24,000, or otherwise violate any of the covenants set forth in the notes, we would be in default. In the event we fail to cure that default, all amounts owed under the notes may be declared immediately due and payable. If we fail to pay off the notes in such circumstances, Gemini and GBL may foreclose on our assets and take ownership of our assets, including our intellectual property. Gemini and GBL could sell our assets to pay off our debts, which would require us to discontinue business operations.

Risks Related To Investment in Our Securities

Our common stock has no active trading market. Unless an active trading market develops for our common stock, you may be unable to sell your shares.

There is no active trading market for our common stock, and an active trading market for our common stock may not develop or be sustained. There can be no assurance that an active trading market may ever develop, or if developed, that it will be maintained. There are a number of factors that will make it difficult for an active trading market in our common stock to develop. These factors include:

•	the fact that we are a new, development stage company with little revenue and sales;
•	stock analysts, stock brokers, institutional investors and other members of the investment community may be reluctant to follow our company or create a market in our stock;
•	our stock will initially be deemed to be “penny stock,” which means stock traded at a price less than $5.00 per share, which will make it unsuitable for some investors to purchase; and
•	there are a limited number of stock brokers that will be willing to act as market makers for our common stock, which is essential for establishing an active trading market.

We intend to have our common stock quoted on the OTCBB. This market lacks the credibility of established stock markets and is characterized by a lack of liquidity, sporadic trading and larger gaps between bid and ask prices. Compared to a seasoned issuer with stock traded on an established market, which typically results in a large and steady volume of trading activity, there may be periods when trading activity in our shares is minimal or nonexistent. Trading in our common stock will likely be characterized by large swings in market prices. Unless an active trading market for our common stock is developed and maintained, you may be unable to sell your stock at or above the price you paid, or at all.

Future issuances of our securities, or the conversion or exercise of our outstanding convertible securities and warrants, could result in substantial dilution to you and lower the market price of our common stock.

In order to raise additional capital, we may issue and sell shares of our common stock or other securities at prices less than the price you paid for your shares. Our convertible promissory note is convertible into 8,000,000 shares at a per share price of $0.225, and our outstanding warrants are exercisable into our common stock at prices of $0.30, $0.40 and $0.60 per share. If we sell additional shares of our common stock or our convertible securities or warrants are converted or exercised, there will be an increase in the number of shares in the market, which could cause the market price of our common stock to decline. In addition, we have issued 57,500,000 shares of restricted stock to key employees and consultants. The holders of these shares may sell their shares at low prices into the market, which could further cause the market price of our common stock to decline. As a result, you may not be able to sell any shares you purchase into the market at prices above which you paid.

If a trading market in our common stock does develop, our stock price is likely to be volatile.

If a trading market in our common stock develops, the market will likely be subject to wide fluctuations in price. Additionally, the over-the-counter markets have traditionally experienced significant price and volume fluctuations that often are unrelated or disproportionate to the operating performance of a company traded in such markets. Regardless of our actual operating performance, the market price for our common stock may materially decline from time to time. There can be no assurance that you will be able to sell your stock at a time when the market price is greater than what you paid. In addition, it is anticipated initially that the number of shares of our common stock sold into the market will be low. If a large volume of our shares of common stock is posted for sale, it will likely cause the market price of our common stock to decline.

Our directors, executive officers and their affiliates beneficially own a significant portion of our common stock and exert significant control over our company.

Our directors, executive officers and their affiliates beneficially own approximately 88% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to direct our business affairs, control the election of our board of directors and approve any significant change-in-control transactions. Investors who acquire our common stock may have no effective voice in the management of the company. In addition, sales by these stockholders could negatively affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “continue,” “initiative” or “anticipates” or similar expressions that concern our prospects, objectives, strategies, plans or intentions. All statements made relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, operating and growth strategies, ability to repay or refinance our existing indebtedness and financial results are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe our assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results. These factors include, but are not limited to:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and ability to achieve and maintain profitability;
•	our ability to market, commercialize and achieve market acceptance for our daylight harvesting ballasts, wireless programmable ballasts or any other product candidates or products that we may develop;
•	our ability to innovate and keep pace with changes in technology;
•	the success of our marketing and business development efforts;
•	our ability to maintain, protect and enhance our intellectual property;
•	the effects of increased competition in our market;
•	our ability to effectively manage our growth and successfully enter new markets; and
•	the attraction and retention of qualified employees and key personnel.

All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important additional factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. We caution you that the important factors discussed above and in “Risk Factors” may not contain all of the material factors that are important to you. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Each of the selling stockholders will receive all of the net proceeds from the sale of common stock held by that stockholder. We will not receive any proceeds from the sales of our common stock by the selling stockholders. However, we will receive up to $2,250,000 in the aggregate from the cash exercise of the warrants. We intend to use the proceeds received from the cash exercise of the warrants for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of our common stock was determined by the price of the common stock that was sold to our stockholders pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended, (“Securities Act”), and Rule 506 of Regulation D promulgated under the Securities Act.

The offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Although our common stock is not listed on a public exchange, we will be filing to obtain a listing on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates OTCBB, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

DILUTION

We are not selling any of the shares of our common stock in this offering. All of the shares sold in this offering will be held by the selling stockholders at the time of the sale, so that no dilution will result from the sale of the shares

SELLING STOCKHOLDERS

The common shares being offered for resale by the selling stockholders consist of 11,450,400 shares of our common stock that are issued and outstanding, 5,000,000 shares of our common stock issuable upon exercise of the warrants held by a selling stockholder and 8,000,000 shares of our common stock issuable upon the conversion of a convertible note held by a selling stockholder. These holders include investors in our private placement as of December 5, 2011 for the sale of 4,450,400 shares of our common stock.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Each selling stockholder’s percentage of ownership is based upon 96,450,400 shares outstanding as of December 5, 2011.

Name of Selling Stockholder	Shares Beneficially Owned prior to Offering		Percentage Beneficially Owned prior to Offering		Shares to be Offered		Shares Beneficially Owned after Offering	Percentage Beneficially Owned after Offering
J. Kevin Adams(1)	16,499,700	(1)	17.1%		1,168,120		15,331,580	15.9%
Burt Alimansky & Arlene West	494,000	(2)	*		75,858		378,142	*
Robert W. Angstead	4,000		*		4,000		—	—
Ann P. Forbis Revocable Trust(3)	40,000	(3)	*		40,000		—	—
Boyd W. Argo	40,000		*		40,000		—	—
Ethan A. Argo	40,000		*		40,000		—	—
Belz Investment Company, LP(4)	200,000	(4)	*		200,000		—	—
John B. Benten	20,000		*		20,000		—	—
William Bethell(5)	16,499,700	(5)	17.1%		1,168,120		15,331,580	15.9%
Raymond Earl Blankenship	20,000		*		20,000		—	—
Brian Bowman(6)	1,800,000	(6)	1.9%		127,434		1,672,566	1.7%
Victoria E. Brieant	4,000		*		4,000		—	—
Brio Capital L.P.(7)	300,000	(7)	*		300,000		—	—
Daniel L. Brown(8)	15,500,600	(8)	16.1%		2,026,591		13,474,009	14.0%
Frank R. Bryan	48,000		*		48,000		—	—
Vickey L. Bryan	52,000		*		52,000		—	—
Patrick T. Burke & Dorothy H. Burke	40,000		*		40,000		—	—
John Burns	4,000		*		4,000		—	—
Nick Bussanich(9)	1,800,000	(9)	1.9%		127,434		1,672,566	1.7%
Susan L. Chase	8,000		*		8,000		—	—
Chirag D. Chauhan	4,000		*		4,000		—	—
Jeremy Chism	4,000		*		4,000		—	—
Kevin Clarkson(10)	1,880,000	(11)	2.0%		207,434		1,672,566	1.7%
Raymond B. Clarkson	1,880,000	(12)	2.0%		207,434		1,672,566	1.7%
Dan Walker Associates Inc.(13)	64,000	(13)	*		64,000		—	—
Brian A. Davis	4,000		*		4,000		—	—
Rick Devine(14)	900,000	(14)	*		63,717		836,283	*
William W. Deupree, III	100,000		*		100,000		—	—
Jerry D. Edwards	8,000		*		8,000		—	—
David Estes	16,000		*		16,000		—	—
EyeSpy Investment, GP(15)	40,000	(15)	*		40,000		—	—
Seth Farbman	4,000		*		4,000		—	—
Sidney C. Francisco	4,000		*		4,000		—	—
Patricia Gallina & Timothy R. Fleet	40,000		*		40,000		—	—
Pat Gamble	40,000		*		40,000		—	—
Barbara Gardner & Phil Gardner	12,000		*		12,000		—	—
James Hillis Gardner	12,000		*		12,000		—	—
GB Solutions, LLC(16)	2,000,000	(16)	2.1%		2,000,000		—	—
Gemini Master Fund, Ltd.(17)	10,597,769	(17)	9.9	%(17)	13,000,000	(17)	—	—
Groveman Family Limited Partnership(18)	200,000	(18)	*		200,000		—	—
F. William Hackmeyer	100,000		*		100,000		—	—

Name of Selling Stockholder	Shares Beneficially Owned prior to Offering		Percentage Beneficially Owned prior to Offering	Shares to be Offered	Shares Beneficially Owned after Offering	Percentage Beneficially Owned after Offering
Anne W. Halloran	20,000		*	20,000	—	—
Patrick W. Halloran	40,000		*	40,000	—	—
Ann Hutton Hogue	1,000,000	(19)	1.0%	163,717	836,283	*
Byron Hogue(20)	1,000,000	(21)	1.0%	163,717	836,283	*
Robert Louis Hutton	4,000		*	4,000	—	—
Thomas C. Jackson	4,000		*	4,000	—	—
JDW Family LP(22)	40,000	(22)	*	40,000	—	—
Jim S. Forbis Revocable Trust(23)	40,000	(23)	*	40,000	—	—
J. Philip Jones(24)	1,350,000	(24)	1.4%	95,575	1,254,425	1.3%
William Allen Jones	20,000		*	20,000	—	—
Paul Kessler & Pauline Kessler	4,000		*	4,000	—	—
Deborah J. Kolodziej	4,000		*	4,000	—	—
Ronald J. Kolodziej	4,000		*	4,000	—	—
John H. Lamberson, Jr.(25)	40,000	(25)	*	40,000	—	—
Ronald E. Lavin	200,000		*	200,000	—	—
William Lewis	4,400		*	4,400	—	—
James D. Maddox	100,000		*	100,000	—	—
Rodney A. Maddox	100,000		*	100,000	—	—
James D. May Jr.	20,000		*	20,000	—	—
John McLean	400,000		*	400,000	—	—
Peer 9 Investments LLC(26)	80,000	(26)	*	80,000	—	—
Robert E. Phipps	200,000		*	200,000	—	—
John Patrick Poling	40,000		*	40,000	—	—
Private Trust Company FBO Edwin W. Barnett, IRA	40,000		*	40,000	—	—
John A. Randles, III	50,000		*	50,000	—	—
Jon L. Rasmussen & Robin H. Rasmussen	8,000		*	8,000	—	—
John M. Rauscher	8,000		*	8,000	—	—
Graham M. Reese	8,000		*	8,000	—	—
Thomas M. Reeves	4,000		*	4,000	—	—
Ronald A. Belz Family LP(27)	40,000	(27)	*	40,000	—	—
S. H. Martin & Company, Inc.(28)	6,000	(28)	*	6,000	—	—
Franklin D. Sell	40,000		*	40,000	—	—
Victor C. Serafino	40,000		*	40,000	—	—
Katherine B. Smith	20,000		*	20,000	—	—
Richard L. Smith	80,000		*	80,000	—	—
George W. Sorrells, III	40,000		*	40,000	—	—
Penelope Springer(29)	20,000		*	20,000	—	—
Michael B. Staebler	4,000		*	4,000	—	—
TD Ameritrade Clearing Inc. FBO The Helvetica Group 401K PSP FBO Brent Howard(30)	60,000	(30)	*	60,000	—	—
TD Ameritrade Clearing Inc. FBO The Helvetica Group 401K PSP FBO Chad Mestler(31)	120,000	(31)	*	120,000	—	—
TD Ameritrade Clearing Inc. FBO The Helvetica Group 401K PSP FBO Doyan Howard(32)	60,000	(32)	*	60,000	—	—
TD Ameritrade Clearing Inc. FBO The Helvetica Group 401K PSP FBO John M. Camarena(33)	60,000	(33)	*	60,000	—	—
TD Ameritrade Clearing Inc. FBO Needelman Rollover IRA FBO Mitch Needelman	60,000		*	60,000	—	—
TD Ameritrade Clearing Inc. FBO The Helvetica Group 401K PSP FBO Rochelle J. Camarena(34)	60,000	(34)	*	60,000	—	—

Name of Selling Stockholder	Shares Beneficially Owned prior to Offering		Percentage Beneficially Owned prior to Offering	Shares to be Offered	Shares Beneficially Owned after Offering	Percentage Beneficially Owned after Offering
The Hnatek Trust(35)	400,000	(35)	*	400,000	—	—
James R. Thomas	40,000		*	40,000	—	—
Robin Thomas	4,000		*	4,000	—	—
Vertical Projects LLC(36)	20,000	(36)	*	20,000	—	—
Paul C. Viboch	44,000		*	44,000	—	—
David S. Wallace, Jr.	8,000		*	8,000	—	—
Fletcher C. White	4,000		*	4,000	—	—
CJ Wilson	4,000		*	4,000	—	—
Paul D. Winter	4,000		*	4,000	—	—
John C. Woolley	30,000		*	30,000	—	—
William A. Zitzka	4,000		*	4,000	—	—

*	Less than 1%
(1)	Mr. Adams is our Chief Executive Officer, President and a director. The shares held by Mr. Adams are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(2)	Includes 450,000 shares held by Mr. Alimansky pursuant to a stock award agreement. Mr. Alimansky is a consultant with our company, and the shares held by him are subject to the 2011 Restricted Stock Plan and his stock award agreement.
(3)	This stockholder has represented to us that Ann P. Forbis is the natural person with voting and investment control over these shares.
(4)	This stockholder has represented to us that Jack A. Belz is the natural person with voting and investment power over these shares.
(5)	Mr. Bethell is our Chief Financial Officer, Executive Vice President and a director. The shares held by Mr. Bethell are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(6)	Mr. Bowman is an employee of our company. The shares held by Mr. Bowman are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(7)	This stockholder has represented to us that Shaye Hirsch is the natural person with voting and investment power over these shares.
(8)	Mr. Brown is our Chief Operating Officer and a director. The shares held by Mr. Brown are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(9)	Mr. Bussanich is an employee of our company. The shares held by Mr. Bussanich are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(10)	Mr. Clarkson is our Executive Vice President – Product Development and a director.
(11)	Includes 80,000 shares held by Kevin Clarkson’s father, Raymond B. Clarkson. Except for the 80,000 shares held by Raymond B. Clarkson, the shares held by Kevin Clarkson are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement. Kevin Clarkson disclaims beneficial ownership of Raymond B. Clarkson’s shares.
(12)	Includes 1,800,000 shares held by Raymond B. Clarkson’s son, Kevin Clarkson, as disclosed in note 11 above. Raymond B. Clarkson disclaims beneficial ownership of Kevin Clarkson’s shares.
(13)	This stockholder has represented to us that Robert D. Walker is the natural person with voting and investment power over these shares.
(14)	Mr. Devine is an employee of our company. The shares held by Mr. Devine are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(15)	This stockholder has represented to us that Harvey F. Greer, Jr., Randy H. McKnight, Chris Gilliand, Diane Michelle Kuehner and Steven A. Montoya are the natural persons with voting and investment control over these shares.
(16)	GB Solutions, LLC is controlled by Peter J. Weisman, one of our directors. Mr. Weisman has represented to us that he has voting and investment control over the securities held by GB Solutions, LLC.
(17)	Includes 8,000,000 shares of common stock issuable upon conversion of a convertible note and 5,000,000 shares of common stock issuable upon exercise of warrants; however, since the terms of the convertible note and warrants provide that the holder thereof may not so convert or exercise to the extent it would cause the holder to beneficially own in excess of 9.9% of our outstanding shares of common stock, the holder beneficially owns 10,597,769 shares of common stock on the date of this prospectus. Gemini Master Fund. Ltd. has the right to raise or waive the beneficial ownership limitation upon 61 days prior written notice to us. We issued the convertible note and warrants in exchange for intellectual property that we purchased from Gemini Master Fund, Ltd. See “Certain Relationships and Related Party Transactions” for further description of this transaction. Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC. Gemini Master Fund, Ltd. has represented to us that Steven Winters has voting and investment control over the securities held by Gemini Master Fund, Ltd.. Each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.
(18)	This stockholder has represented to us that Andrew J. Groveman and Jan B. Groveman are the natural persons with voting and investment control over these shares.
(19)	Includes 900,000 shares held by Mrs. Hogue’s husband, Byron Hogue, pursuant to a stock award agreement.
(20)	Mr. Hogue is a consultant with our company.
(21)	Includes 100,000 shares held by Mr. Hogue’s wife, Ann Hogue. Except for the 100,000 shares held by Mr. Hogue’s wife, the shares held by Mr. Hogue are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(22)	This stockholder has represented to us that Jimmie D. Williams is the natural person with voting and investment control over these shares.
(23)	This stockholder has represented to us that Jim S. Forbis is the natural person with voting and investment control over these shares.
(24)	Mr. Jones is an employee of our company. The shares held by Mr. Jones are restricted stock subject to the 2011 Restricted Stock Plan and his stock award agreement.
(25)	Mr. Lamberson is one of our directors and the Executive Vice President of CB Richard Ellis Memphis, LLC. Mr. Lamberson purchased his shares in our private placement.
(26)	This stockholder has represented to us that James Thomas is the natural person with voting and investment control over these shares.
(27)	This stockholder has represented to us that Ron A. Belz is the natural person with voting and investment power over these shares.
(28)	This stockholder has represented to us that Martin Luke Okner is the natural person with voting and investment control over these shares.
(29)	Ms. Springer is the Chief Financial Officer of CB Richard Ellis Memphis, LLC.
(30)	This stockholder has represented to us that Brent Howard is the natural person with voting and investment control over these shares.
(31)	This stockholder has represented to us that Chad Mestler is the natural person with voting and investment control over these shares.
(32)	This stockholder has represented to us that Doyan Howard is the natural person with voting and investment control over these shares.
(33)	This stockholder has represented to us that John M. Camarena is the natural person with voting and investment power over these shares.
(34)	This stockholder has represented to us that Rochelle J. Camarena is the natural person with voting and investment control over these shares.
(35)	This stockholder has represented to us that David Hnatek and Julie Hnatek are the natural persons with voting and investment control over these shares.
(36)	This stockholder has represented to us that Elie Hirshfeld is the natural person with voting and investment control over these shares.

Except as disclosed in the table above, to our knowledge, none of the selling stockholders or their beneficial owners:

•	has had a material relationship with us other than as a stockholder at any time within the past three years;
•	has ever been one of our officers or directors or an officer or director of our affiliates; or
•	are broker-dealers or affiliated with broker-dealers.

PLAN OF DISTRIBUTION

The common shares being offered for resale by the selling stockholders consist of 11,450,400 shares of our common stock, 5,000,000 shares of our common stock issuable upon exercise of the warrants held by a selling stockholder and 8,000,000 shares of our common stock issuable upon the conversion of a convertible note held by a selling stockholder. We will pay any fees and expenses incurred by us incident to the registration of the securities.

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTCBB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the

Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 250,000,000 shares, which is comprised of: (a) 245,000,000 shares of $0.0001 par value common stock, and (b) 5,000,000 shares of $1.00 par value preferred stock.

Common Stock

Voting rights.  The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except for any amendments to our certificate of incorporation that relate solely to the terms of one or more outstanding series of preferred stock, if the holders of such preferred stock are entitled to vote separately or as a class. We have not provided for cumulative voting for the election of directors.

Dividends.  The holders of our common stock are entitled to dividends, if any, as our board of directors may declare from funds legally available for such purposes, subject to the preferential rights of holders of our preferred stock.

Liquidation.  If we liquidate, dissolve or wind-up our business, our assets which are available to stockholders, after distribution to the holders of our preferred stock, will be distributed on a prorata basis to the holders of our common stock. The holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Outstanding shares.  As of the date of this prospectus, we have 96,450,400 shares of common stock issued and outstanding, of which 57,500,000 shares are restricted stock issued under our Restricted Stock Plan described elsewhere in this prospectus.

Preferred Stock

Of the 5,000,000 authorized shares of preferred stock, we have designated 3,000,000 as Series A 8% Redeemable Preferred Stock, which we refer to as Series A preferred stock.

Voting rights.  The holders of Series A preferred stock do not have the right to vote on any matters voted upon by holders of our common stock. However, the affirmative vote or written consent of the holders of at least a majority of the outstanding Series A preferred stock, given in person or by proxy, is needed to:

•	amend, modify, alter or repeal any of the rights, preferences, privileges, and provisions of the Series A preferred stock contained in our certificate of incorporation (whether by merger, consolidation, reclassification or reorganization or otherwise); or
•	amend, modify, alter or repeal our certificate of incorporation or bylaws so as to change or materially and adversely affect any rights, preferences, obligations, privileges, or voting power of the Series A preferred stock (whether by merger, consolidation, reclassification or reorganization or otherwise).

Dividends.  The holders of our Series A preferred stock are entitled to dividends. Dividends on each Series A preferred stock accrue and accumulate daily, from the date the stock was issued, at 8% per annum of $1.00 per share. Accrued dividends are payable monthly. As of August 31, 2011, we had paid $28,000 in dividends on our Series A preferred stock.

Liquidation.  If we liquidate, dissolve, wind-up our business, or if our board of directors declare dividends, the right to payment of holders of Series A preferred stock will rank:

•	junior and subordinate to our debts;
•	senior to all classes of our common stock and any other stock designated as junior to Series A preferred stock; and
•	on par with each class or series of preferred stock designated as such.

With respect to distribution of assets upon liquidation, the holders of Series A preferred stock are entitled to receive $1.00 per share plus all accrued but unpaid dividends. If the assets available in the liquidation are insufficient to pay the full amount due to holders of Series A preferred stock and holders of other stock of equal rank with Series A preferred stock, then we will prorate the distributions among these holders.

Redemption rights.  We have the right to redeem, with the consent of Gemini Master Fund, Ltd., or Gemini, as long as the convertible note described below is outstanding, at any time any or all outstanding Series A preferred stock at a price equal $1.00 per share plus any accrued and unpaid dividends. We may not reissue Series A preferred stock that we have redeemed or purchased.

Transfer Restrictions.  As long as the convertible note described below is outstanding, the holders of Series A preferred stock may not transfer their shares without the consent of Gemini.

Outstanding shares.  As of the date of this prospectus, we have 1,200,000 shares of Series A preferred stock issued and outstanding.

Warrants

On April 15, 2011, we issued warrants to purchase up to 5,000,000 shares of our common stock to Gemini. Specifically, we issued:

•	Class A warrants which provide Gemini with up to 1,500,000 shares of our common stock at an exercise price of $0.30 per share, which includes a mandatory exercise provision once shares of our common stock are trading at $0.60 per share for 15 out of any 20 consecutive trading days;
•	Class B warrants which provide Gemini with up to 1,500,000 shares of our common stock at an exercise price of $0.40 per share, which includes a mandatory exercise provision once shares of our common stock are trading at $0.80 per share for 15 out of any 20 consecutive trading days; and
•	Class C warrants which provide Gemini with up to 2,000,000 shares of our common stock at an exercise price of $0.60 per share, which includes a mandatory exercise provision once shares of our Common Stock are trading at $1.20 per share for 15 out of any 20 consecutive trading days.

The mandatory exercise provisions in the warrants are not enforceable if: (a) the mandatory exercise would result in Gemini beneficially owning in excess of 9.9% of our outstanding shares of common stock; (b) at any time during the previous six months we forced the exercise of any of the warrants; (c) we fail to maintain an effective registration statement and current prospectus covering the resale of the shares underlying the warrants; (d) the shares underlying the warrants fail to be, or fail to remain, listed or quoted on an acceptable trading market; (e) we fail to authorize and reserve for issuance the requisite number of shares of our common stock; (f) we enter bankruptcy or insolvency proceedings or breach the terms of the warrants; (g) the volume weighted average price of our common stock drops to or below $0.50 per share; or (h) the daily dollar trading volume of our common stock drops to or below $30,000.

Gemini may redeem the warrants for cash at the value of the warrants if we fail to: (a) use our reasonable efforts to file a registration statement registering the shares underlying the warrants; (b) reasonably diligently respond to the SEC’s comments; (c) use our best efforts to cause the shares underlying the warrants to be registered; or (d) take any action to voluntarily withdraw registration of the shares underlying the warrants.

If we fail to maintain an effective registration statement and current prospectus covering the resale of the shares underlying the warrants, Gemini may exercise its warrants by means of a “cashless exercise.” In such event, Gemini may pay the exercise price with shares underlying the warrants rather than with cash. The warrants have a term of seven years following the date of issuance.

The exercise price of the warrants may be adjusted from time to time if, for example, we (a) pay a stock dividend, (b) effectuate a stock split or reverse stock split, (c) issue any shares of our capital stock by reclassification of the shares of our common stock, (d) sell equity at less than the exercise price of the warrants, (e) issue rights, options, or warrants to holders of our common stock entitling them to purchase shares of our common stock at less than the volume-weighted average price of our common stock, or (f) if we enter into a fundamental transaction such as a merger or sales of all or substantially all of our assets.

Convertible Note

We issued a promissory note to Gemini in the original principal amount of $1,800,000. The note bears interest at 8% per annum and may be converted into shares of our common stock at $0.225 per share. It matures on April 15, 2013, if it is not converted sooner. The note is secured by all of our assets, including our intellectual property. The conversion price of the note may be adjusted from time to time under the same circumstances as adjustments in the exercise price of the warrants. As of August 31, 2011, we had paid $54,000 in interest on the note.

Anti-Takeover Provisions

Delaware Law

We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Undesignated preferred stock.  We believe the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could issue shares of preferred stock without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests.

Special stockholder meetings; Written consents.  Special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer or by the board of directors through a resolution adopted by a majority of the total number of authorized directors. Our stockholders may only take action at a duly called annual or special meeting of stockholders. Our stockholders may not take action by written consent.

Advance notice requirements.  Stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner. There are also specific requirements as to the form and content of the notice.

Amendments; Vote requirements.  Under Delaware law, stockholders have the power to adopt, amend, or repeal bylaws. A corporation may, however, in its certificate of incorporation also grant the board of directors the power to adopt, amend or repeal its bylaws. Subject to the rights of holders of our preferred stock, our certificate of incorporation allows our board of directors to adopt, amend or repeal our bylaws by the affirmative vote of the majority of directors then in office.

Vacancies.  Vacancies on the board of directors may be filled by the affirmative vote of a majority of directors then in office (even if less than a quorum), subject to the rights of holders of our preferred stock.

Transfer Agent

The transfer agent for our common stock is Vstock Transfer, LLC. The transfer agent’s address is 77 Spruce Street, Suite 201, Cedarhurst, New York 11516.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the shares of our common stock offered under this prospectus is being passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC in Memphis, Tennessee. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC does not own any shares of our common stock.

Our financial statements as of August 31, 2011 and for the period from April 13, 2011 (inception) to August 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

We are an innovator, developer and marketer of energy-efficient electronic ballasts for fluorescent fixtures in the commercial lighting industry. We have two product lines, a daylight harvesting ballast and a wireless programmable ballast. Our daylight harvesting ballasts and wireless programmable ballasts conserve energy and can greatly reduce the energy costs of operating commercial buildings. With rising utility rates, dwindling natural resources, an inadequate national power grid and regulatory mandates to conserve energy, we believe our products are positioned to take advantage of this market opportunity.

We were incorporated on April 13, 2011 and commenced operations on April 15, 2011. We were capitalized on April 15, 2011 with $3,000,000 contributed by Green Ballast LLC, or GBL, which consisted of $2,532,000 in cash and $468,000 in inventory of ballasts. In exchange, we issued to GBL 32,500,000 shares of our common stock, 1,200,000 shares of our redeemable Series A preferred stock and a convertible secured promissory note in the principal amount of $1,800,000. The promissory note issued to GBL is mandatorily convertible into shares of our redeemable Series A preferred stock to the extent the principal balance under the promissory note issued to Gemini Master Fund, Ltd., described below, is reduced.

We acquired the patented technology underlying our products from Gemini Master Fund, Ltd., or Gemini, on April 15, 2011, for a purchase price of $2,200,000, consisting of $400,000 in cash and a convertible secured promissory note in the principal amount of $1,800,000. The intellectual property acquired was recorded for $1,800,906 which is based on the fair value of consideration given. The promissory note issued to Gemini is convertible into shares of our common stock. We also issued warrants to Gemini to purchase up to 5,000,000 shares of our common stock.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Our estimates are based on assumptions we believe are reasonable under the circumstances. We will evaluate our estimates on an ongoing basis and make changes as experience develops or as we become aware of new information. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenues

We recognize revenue when all of the following conditions exist: (i) persuasive evidence of an arrangement between us and our customer, (ii) delivery has occurred, (iii) the revenue amount is determinable, and (iv) collection is reasonably assured. Valuation allowances are established for estimated returns, allowances, and discounts at the time revenue is recognized.

Product Warranties

We provide a limited warranty covering defective materials and workmanship. We generally provide for a 5-year warranty on our products. In the event a claim is made by a customer on a warranty, we will replace the product and reimburse the purchaser $10.00 per ballast to defray any installation costs. We accrue estimated warranty costs at the time products are sold.

Income Taxes

Our financial statements include an estimate of income taxes assessed for any legal jurisdiction in which we operate. These income taxes include both a current amount, as well as a deferred portion which results from a variety of temporary book versus tax treatment differences, including net operating loss carryforwards.

These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Once established, any deferred tax asset must be evaluated to determine whether it is more likely than not that the future tax benefits will be realized, including the likelihood that we will generate sufficient future taxable income to utilize the full amount. When facts and circumstances warrant, we will establish, increase or reduce valuation allowances associated with deferred tax assets in order to reflect which assets meet the more-likely-than-not realizability test. Based on the cumulative losses and lack of operating history, we have recorded a valuation allowance against our net deferred tax assets as we believe that it is more likely than not that these deferred tax assets will not be realized.

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 350, Intangibles — Goodwill and Other (ASC 350). We periodically evaluate long-lived assets for indicators that would suggest that the carrying amount of the assets may not be recoverable. The judgments regarding the existence of such indicators are based on factors such as operating performance, market conditions, and legal factors. The valuation of long-lived assets requires the use of judgment in evaluating these indicators.

In accordance with ASC 350, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Our long-lived assets consist primarily of a patent which has a definite life.

Results of Operations

Since our inception on April 13, 2011, we have focused our efforts on building our business operations and making further refinements and developments to our technology. We have not generated any significant revenues and have used cash realized from our initial capitalization and in our recent private placement to fund our operating expenses. For the period from April 13, 2011 to August 31, 2011, we have generated an operating loss of $1,377,459. During this period, our net sales were $20,028, cost of sales was $16,946 and our gross profit was $3,082. Our selling, general and administrative expenses were $1,380,541, resulting in our operating loss of $1,377,459. These expenses included $358,864 of compensation expense related to our restricted stock awards to employees and consultants, $94,441 of product development expenses, $486,745 of employee benefits and taxes, $47,502 of amortization and depreciation expenses, and $392,989 of general and administrative expenses. At Augist 31, 2011, we had approximately $2,298,437 of total unrecognized compensation costs related to stock awards granted under our Restricted Stock Plan. We will recognize a portion of these costs ratably over a service period of between 10 – 35 months.

In September 2011, we received a $2,000,000 purchase order from a customer. The terms of the purchase order require that we make six shipments of products to the customer between September 2011 and March 2012. We delivered the first shipment of products to the customer in September 2011. Under the terms of the purchase order, the customer may cancel the purchase order at any time prior to delivery of the products. Over time, as we ship products to this customer, we expect to generate cash that will help to fund our operating expenses. We expect to begin generating meaningful revenue from product sales in the fourth quarter of 2011. However, we expect to continue generating net losses through 2012. Our ability to become profitable depends on our success in generating sufficient revenue from sales of our products to pay our ongoing expenses.

Liquidity and Capital Resources

As of August 31, 2011, we had cash and cash equivalents of $1,211,932 and working capital of $1,750,578. Since our inception, we have financed operations through sales of our debt and equity securities. For the period from April 13, 2011 to August 31, 2011, we used $1,157,290 of cash for operations. Net cash provided by financing activities totaled $2,769,222 during the period ended August 31, 2011. We generated this net cash from proceeds received from sales of our common and preferred stock and issuance of our debt in connection with our original capitalization.

From July 2011 to December 2011, we conducted a private placement of our common stock to accredited investors resulting in the issuance of 4,450,400 shares of common stock, for gross cash proceeds of $1,112,600. The purchase price for each share was $0.25. As a result of our financing activities and private placement, we had aggregate cash and cash equivalents of $1,113,458 as of December 5, 2011.

Our specific cash requirements for the next twelve months include payments of approximately $1,502,100 in manufacturing costs to build our inventory, approximately $1,965,600 to fund our general operating expenses, $288,000 in interest payments on our debt, $96,000 in dividend payments on our redeemable preferred stock and approximately $100,000 for capital expenditures.

Management has estimated that our cash on hand as of December 5, 2011 and cash we expect to generate from product sales are sufficient to sustain our operations for at least the next 12 months. Our management recognizes that we must significantly increase our product sales or obtain additional capital from other sources in order to achieve profitable operations and fund our cash requirements. We may obtain that capital through additional sales of our common stock or through debt funding. However, no assurances can be given that additional capital, when needed, will be available or acquired upon terms acceptable to us.

OUR BUSINESS

Overview

We are a Delaware corporation incorporated on April 13, 2011. We develop, market and distribute energy-efficient electronic ballasts for fluorescent fixtures in the commercial lighting industry. An electronic ballast is a device used with a fluorescent bulb to regulate the amount of electric current delivered to start and operate the bulb. It supplies the initial electricity to the bulb that creates light, and then it regulates the amount of electricity flowing through the bulb. We offer energy-efficient electronic ballasts as an alternative to traditional ballasts and existing daylight harvesting ballasts, also referred to as dimming ballasts. In addition to being energy-efficient, our ballasts are cost-effective, simple to install, low-maintenance, environmentally friendly and compatible with existing building management systems.

We believe we are at the forefront of an industry-wide drive towards more energy-efficient lighting options. As energy costs rise and natural resources become scarce, commercial developers are increasingly seeking ways to construct and retrofit commercial buildings to be more energy-efficient. Similarly, commercial property owners and managers are exploring methods to reduce energy costs and usage. Independent third-party studies conducted for the New Jersey Department of Transportation and Pasadena Water and Power have found that our energy-efficient ballasts can save the end-user approximately 42% of energy costs compared to traditional ballasts. The study for Pasadena Water and Power found that actual energy savings varied from 30% to 73% based on the types of lamps or ballasts used.

Our management team is comprised of seasoned real estate executives and engineers with wide contacts into the commercial and industrial real estate markets. Our management has extensive experience retrofitting, constructing and remodeling commercial buildings and understands the need for energy-efficient lighting products. We intend to market our products, which incorporate our patented ballast technology, to electrical lighting product distributors, energy service companies, original equipment manufacturers and commercial real estate end-users. We believe our management team’s extensive real estate experience makes us particularly qualified to market our energy-efficient ballasts.

Our Products

Our product lines consist of two types of electronic ballasts in different phases of production: daylight harvesting ballasts and wireless programmable ballasts. Within each of these product lines, we are developing at least 10 models that vary by bulb size, wattage and voltage. Several of these models are currently in production, while others are expected to become available in late 2011 through mid 2012. For example, our daylight harvesting ballast is available in models that can be applied to two-lamp, three-lamp, or four-lamp light fixtures. We are also developing a model that that can be applied to high output bulbs, typically used to light large retail and commercial spaces that need higher wattages. Our diverse product portfolio will give our customers the ability to choose products that meet their specific needs. Our ballasts come with a 5-year limited warranty covering defective materials and workmanship. If the ballast fails to operate during the warranty period, we will replace the ballast and pay for the installation of the new ballast. The various features of our product lines are further described below.

Daylight Harvesting Ballast Line

Each of the ballasts offered within our daylight harvesting ballast line operate in the following manner. The ballast uses a photo sensor to measure the amount of light in a room provided by sources other than artificial light. Based on this measurement, the ballast automatically and continually adjusts the amount of electric current flowing to the fluorescent bulb in order to decrease or increase the amount of artificial light to coincide with the available daylight. The ballast optimizes the amount of daylight available in a room and, by reducing the amount of artificial light emitted, reduces energy usage. The continuously operating ballast does this in a way that the room occupant is generally unaware that the artificial light in the room has been increased or decreased.

Wireless Programmable Ballast Line

Our wireless programmable ballasts, which are in development, have the same capabilities as our daylight harvesting ballast line, with wireless programmable and “addressability” features. Many newer commercial buildings, and older buildings which have undergone recent renovation, incorporate a central control system that can regulate the lighting, heating and cooling functions within the building. These systems manage and reduce energy consumption by controlling the amount of heating and cooling output and lighting in individual spaces within a building. The individual light fixtures and temperature control devices in a particular room are hardwired directly to a central processing unit.

Each of our wireless programmable ballasts can be integrated into these systems without the need for hardwiring. The ballast accepts commands from the system wirelessly and can be individually “addressable,” that is the system can send a command directly to that light fixture directing that it be turned on or off on an individual basis. Through the building automation system, the ballast can be directed to reduce the amount of light being emitted during peak load periods when utility companies typically charge higher rates and directed to turn the lights off when the space is empty or the offices are closed. In addition, our wireless programmable ballast is capable of two-way communication. It can alert building staff of burned-out bulbs or ballasts and eliminate the need for a physical inspection.

Shared Benefits

Our daylight harvesting and wireless programmable ballast lines have several features in common. Both ballasts lines will come in sizes T8 and T5. T indicates the shape of the bulb is tubular and the number indicates the diameter of the bulb. Both ballast lines have daylight harvesting features. Our ballasts also offer the following additional benefits:

•	Energy savings. Lighting is traditionally one of the most expensive components of the energy costs to operate a commercial building. According to a report prepared by McGraw-Hill Construction, or the McGraw-Hill Report, for the Department of Energy, or DOE, lighting accounts for one-quarter, the largest share, of total primary energy use in a commercial building. Independent third-party studies conducted for the New Jersey Department of Transportation and Pasadena Water and Power have found that our energy-efficient ballasts can save the end-user approximately 42% of energy costs compared to traditional ballasts. The study for Pasadena Water and Power found that actual energy savings varied from 30% to 73% based on the types of lamps or ballasts used.
•	Self-contained and independent. Other daylight harvesting ballasts are comprised of traditional ballasts with add-on components that enable daylight harvesting. These ballasts are part of an integrated and costly central hard-wired system. Our ballasts, on the other hand, are self-contained and independent. Unlike our competitors’ products, there is no add-on or hardwiring required to achieve the daylight harvesting and addressability features in our ballasts. As a result, they are simple to use, low maintenance, and less prone to errors in adjustment of a system’s control responses to the specific conditions of a room.
•	Quick and easy installation. They are “plug and play.” This means an existing ballast is easily removed and replaced with one of our ballasts. As a result, we believe our ballasts take substantially less time to install than traditional ballasts.
•	Lower cost. We believe the overall costs of our ballasts are substantially lower than other daylight harvesting ballasts. As mentioned above, while other daylight harvesting ballasts can only achieve daylight harvesting and addressability through installation of a costly external component, our ballasts have built-in daylight harvesting and addressable features. In addition, because our ballasts take less time to install and maintain, overall labor costs are reduced. Furthermore, we believe end-users of our ballasts will recoup the initial purchase and installation costs over a period of one to three years. This recoupment period can be accelerated if the end-users take advantage of government rebate programs.

Our Industry and Targeted Markets

We believe that our ballasts are coming to the commercial lighting industry at a time when industry and market trends and government mandates are strongly working in our favor. According to Pike Research, the United States consumes approximately 20% of the world’s total electricity consumption for lighting. Because of concerns about global warming and efforts to reduce the United States’ dependence on fossil fuels, generating electricity with alternate sources of energy and being more energy-efficient has gained significant importance. With that, “green” products, like our ballasts, that can both save energy and benefit the environment have received increased attention.

According to the U.S. Environmental Protection Agency, or EPA, the production of electricity accounts for the largest portion of U.S. greenhouse gas emissions. The National Academies report that human activities, namely the burning of fossil fuels, increase greenhouse gases and are a direct contributor to global warming. According to the Building Owners and Managers Association, or BOMA, commercial buildings are among the country’s biggest energy consumers. In fact, energy use is among the largest operating expense in commercial buildings. According to the DOE, the commercial lighting industry comprises 51% of the total energy consumption for lighting.

The commercial lighting industry is in a state of transformation. In particular, we believe the following industry and market trends provide us an opportunity for successfully marketing our ballasts:

An over-burdened infrastructure, dwindling natural resources and rising energy prices have generated a growing movement towards energy-efficiency.

The United States power grid is a group of three major sectors that work together to form our national energy distribution infrastructure. However, the independently owned and operated network of aging and overburdened production plants, distribution centers, and transmission lines, paired with an increase in domestic consumption has led to numerous fulfillment problems. A Lawrence Berkley National Laboratory study reported that in the northeast United States, utilities in New York, Pennsylvania, and New Jersey average 214 minutes of total interruption each year. That is compared to an average of four minutes per year in Japan.

According to research by the University of Minnesota, non-disaster related blackouts and brownouts have increased 124% since the early 1990’s. The overworked system is further evidenced by the prevalence of high-profile blackouts and brownouts over the past several years. The most publicized blackout in recent history is the blackout of 2003 in the northeast United States that not only resulted in a power outage for the entire city of New York, but an estimated 50 million people in Canada and the United States. The U.S.-Canada Power System Outage Task Force estimated that the blackout cost between $4 and $10 billion. Power was not restored to parts of the United States for four days.

During the summer of 2011, Reuters reported that the utility company of Consolidated Edison, or Con Edison, was forced to reduce voltage to 139,000 customers to keep from knocking its entire system offline. The Wall Street Journal reported that with the extreme heat in Texas during 2011, the power demand in Texas reached levels that were not expected until 2014. The Electric Reliability Council of Texas, the organization responsible for the power grid in Texas, scarcely avoided instituting rolling blackouts across the state.

According to the EPA, fossil fuels, which include coal, oil and natural gas, provide more than 84% of all the energy consumed in the United States. Fossil fuels are also used to create nearly two-thirds of the electricity in the United States. The U.S. Energy Information Administration, or EIA, expects reliance on fossil fuels to increase over the next two decades, despite strong development and use of new renewable and nuclear technologies. According to the EIA, energy prices are currently on the rise and are expected to continue rising over the next two decades. For example, an EIA study shows that the price of imported crude oil increased by approximately 37%, from $82 per barrel in November 2010 to $112 per barrel in April 2011 and is expected to reach $125 per barrel by 2035.

According to the McGraw-Hill Report, lighting accounts for one-quarter, the largest share, of total primary energy use in a commercial building. As a result, commercial developers and property owners and managers are actively seeking means of saving energy costs and reducing electricity usage. According to Pike Research, linear fluorescent T8 and T5 lamps, which are more efficient alternatives to existing T12 lamps and with which our ballasts operate, are expected to become the leading technology.

Increasing demand for “commercial green building.”

“Green building” is on the rise. The EPA defines “green building” as the practice of creating structures and using processes that are environmentally responsible and resource-efficient throughout a building’s life-cycle from siting to design, construction, operation, maintenance, renovation and deconstruction. According to a publication by Environmental Leader, the value of the U.S. green building market is expected to increase from approximately $71.1 billion in 2010 to approximately $173 billion by 2015. Energy-efficiency is only one component of green building, but, according to the McGraw-Hill Report, it is the driving force behind the growth in green building.

Within the green building market, there is a growing demand for “commercial green building,” which is constructing and retrofitting commercial buildings with energy conservation and employee productivity in mind. According to the publication by Environmental Leader, the commercial green building market is expected to grow from approximately $35.6 billion in 2010 to approximately $81.8 billion by 2015. This represents an 18.1% annual growth. We believe this growth is partly attributable to rising energy costs and scarce natural resources.

Green building also makes good business sense for commercial building owners. For example, according to the U.S. Green Building Council, green buildings are sold and leased at a faster rate. Green buildings are also sold for as much as 10% higher per square foot than traditional buildings. Similarly, a 2008 CoStar Group Study found that green buildings outperform non-green buildings in core areas such as occupancy, sale price, and rental rates. Recent sustainability studies conducted by CBRE Group, Inc., or CBRE, also found that green buildings enjoy higher occupancy and rental rates. The CBRE study showed that green buildings commanded higher rental rates by an average of more than 7% for the first three quarters of 2010. The CBRE study also revealed other advantages to green buildings. More than half of the 3,000 surveyed tenants who work in green buildings indicated that they felt more productive and had fewer sick days. These benefits may explain why, according to the National Association of Realtors, approximately 25% of all new construction projects in the United States are registered for the internationally recognized, green building Leadership in Energy and Environmental Design, or LEED certification. Our ballasts allow users to gain the highest available category of points towards LEED certification.

Federal regulations eliminating production of T12 magnetic ballasts and most types of T12 bulbs.

The Energy Policy and Conservation Act, enacted in 1975, authorizes the DOE to establish federal energy-efficiency standards that achieve the maximum improvement in energy-efficiency. The DOE has taken several significant steps to improve energy-efficiency in consumer products and commercial and industrial equipment.

First, on September 19, 2000, through the DOE, the Office of Energy Efficiency and Renewable Energy published in the Federal Register the first steps to phase-out T12 magnetic ballasts. The phase-out began in 2005 when T12 magnetic ballasts were banned for new applications, and allowed only as replacements to existing systems. As of June 30, 2010, with few exceptions, T12 magnetic ballasts were no longer able to be produced for any purpose. As of that date, almost all commercial lighting users who need to replace a current T12 magnetic ballast will need to upgrade their lighting systems to conform to the new standards.

Second, pursuant to guidelines published in the Federal Register on July 14, 2009, the DOE will require that manufacturers cease production of most types of T12 light bulbs on July 14, 2012. The guidelines will make it impossible for commercial users of almost all forms of T12 light bulbs to simply replace their current systems.

Based on market data and our industry experience, we estimate that 2 billion fluorescent light bulbs are sold every year in the United States. We believe the majority of ballasts existing in the commercial lighting industry are T12 and T8 ballasts that operate with fluorescent light bulbs. We estimate that T12 ballasts that operate with T12 light bulbs represent almost 50% of the commercial lighting industry, with approximately 725 million currently in service and 100 million replaced annually. T8 ballasts represent a slight majority of the commercial lighting industry, with approximately 1 billion currently in service and 110 million replaced annually. As a result, we believe that approximately 50% of the commercial lighting industry will need to upgrade to more-efficient ballasts, like ours, over the next several years. We expect that T8 and T5 ballasts, such as the ballasts we have developed or are currently developing, will become increasingly commonplace.

Incentives for energy-efficiency.

According to the McGraw-Hill Report, utilities in 48 states have established financial incentives in the form of rebates, grants and loans designed to promote energy-efficiency. Of these incentives, 29% are targeted to the commercial market. Incentives for energy-efficient lighting products represent 72% of those targeted to the commercial market. For example, rebates may be available for commercial users who convert from T12 lighting products to T8 lighting products like our ballasts. Such rebates have the effect of reducing capital outlay and result in shorter payback periods.

The federal government has also implemented financial incentives to encourage energy-efficiency. In particular, the Energy Policy Act of 2005 creates tax incentives for qualified commercial buildings who undertake energy-efficient lighting upgrades.

Our Competitive Strengths

There are a number of traditional ballasts, daylight harvesting ballasts and other energy-efficient lighting products from which our customers can choose. We believe the following factors provide us an advantage over these other products and the providers of these products.

•	Independently verified energy conservation and savings. Our ballasts are designed to conserve energy and save energy costs to operate commercial buildings. Independent third-party studies conducted for the New Jersey Department of Transportation and Pasadena Water and Power have found that our energy-efficient ballasts can save the end-user approximately 42% of energy costs compared to traditional ballasts. The study for Pasadena Water and Power found that actual energy savings varied from 30% to 73% based on the types of lamps or ballasts used.
•	Cost-effectiveness and return on investment. Our ballasts are cost-effective for a number of reasons. First, energy savings costs and government rebate programs can offset the initial purchase cost. We believe end-users can recoup the initial purchase costs within one to three years depending on the application. The recoupment period can be even shorter depending on the government rebate program. Some rebate programs offer reimbursement of up to 50% of the installation costs. Second, because the daylight harvesting technology and addressability features are built into our ballasts, our ballasts are self-contained and our customers do not need to pay for costly external components to achieve the same result. Finally, since our ballasts are easy to install and maintain, labor costs are minimal.
•	Patented technology, innovative products and broad applications. Our ballast technology is patent-protected. We have a pending application covering our wireless programmable technology. We are continuously seeking ways to improve our existing products and offer new methods of operations for our products. Our portfolio of ballasts will be available in various bulb sizes, wattage and voltage. As a result, our ballasts will have various applications, meet current and future market demands, and fit the specific needs of our customers.
•	Management team with significant commercial real-estate expertise and ties. Our management team is comprised of experienced real estate executives and engineers who understand the need for energy-efficient lighting in commercial real estate through retrofit upgrades, new construction, and renovation. They have a deep appreciation for the distinctive benefits offered by our products. Our team has also gained significant contacts in the commercial real estate market, developed over the course of over 31 years in the market.

Our Growth Strategy

Our objective is to become the leading provider of energy-efficient ballasts to the commercial lighting industry. Key elements of our strategy include the following:

•	Capitalize on current industry and market trends. We recognize the market opportunity arising from the surge in green building and government mandates directed at eliminating less efficient lighting products. We estimate that approximately 50% of the commercial lighting industry must acquire new energy-efficient ballasts over the next several years. We are prepared and have designed our products to meet this large market demand. In addition, our ballasts are ideal for commercial buildings seeking LEED certification because lighting control systems such as ours offer the highest available category of points (up to 6 points) towards LEED certification.
•	Invest in highly experienced and specialized sales managers. We intend to hire sales managers, working under a Chief Marketing Officer, who are highly experienced and have strong relationships within the commercial real estate and retrofit industry. Each sales manager will become a market specialist and develop expertise in one of four markets: electrical lighting product distributors, energy service companies, original equipment manufacturers and commercial real estate end-users.
•	Continue developing innovative products and expanding product applications. As our operations grow, we will concentrate on improving our existing products, testing novel applications of our products, and introducing innovative products to meet market demand. This will allow us to continue to meet our customers’ growing needs, expand our customer base and retain our competitive advantage. We will continue to pursue patent protection for our innovative technologies.
•	Leverage management’s experience to develop strategic relationships with our customers. Our management team has extensive experience in the real estate management, construction and retrofit business. As a result, members of our team have developed robust relationships with commercial lighting product distributors, energy service companies, original equipment manufacturers and commercial real estate end-users, all of which are our targeted markets. We believe that these relationships and the favorable reputation of the members of our management team will facilitate our successful marketing to these markets.

Sales and Marketing

We will market our products to (i) electrical lighting product distributors, (ii) energy service companies, (iii) original equipment manufacturers, and (iv) commercial real estate end-users.

Electrical Lighting Product Distributors

We intend to market to the leading electrical lighting product distributors in the commercial lighting industry. Through our marketing efforts, we will seek to encourage these distributors to include our ballasts in their product offerings.

Energy Service Companies

We also intend to develop relationships with leading national and regional energy service companies, or ESCOs. These are businesses that develop, install, and arrange financing for projects designed to improve the energy-efficiency and maintenance costs for facilities over a seven to twenty year time period. ESCOs offer the end-user a turn-key package for implementing energy-reduction products in new construction and renovations. As such, we believe the purchase of our ballasts directly complements their business objectives.

Original Equipment Manufacturers

Additionally, we will market to original equipment manufacturers, or OEMs, that manufacture light fixtures to include our ballasts as part of the overall fixtures they sell to the end-user. Relationships with OEMs are particularly beneficial for us because we would not incur any sales or marketing expenses on such sales.

End-Users

We intend to market our ballasts directly to commercial real estate end-users which include commercial real estate developers, commercial building owners and managers, and tenants of commercial buildings. We will target end-users operating within the top 30 metropolitan areas within the United States, which areas typically have the highest utility rates and higher rebate programs.

We will employ highly experienced sales managers to serve the needs of these markets. Each sales manager will be assigned to one these four markets based on his or her level of expertise and existing relationships within the particular market. As our operations grow, we will hire regional-based salespeople spread across the Northeast, Southeast, West, and Midwest regions. Our sales managers will report to a Chief Marketing Officer. We will have cash bonus and incentive plans in place designed to compensate the Chief Marketing Officer and sales managers for achieving or exceeding sales goals.

We will manage our customer relationships through the use of cloud computing software such as those offered by Salesforce.com which will provide us with the market research and intelligence to better serve the needs of our existing customers and to identify potential customers. We intend to integrate such software programs with our accounting systems in order to ensure timely and efficient sales deliveries. The integration will allow the software to access our inventory levels, generate purchase orders and communicate directly with our third party logistics providers who handle the shipping and warehousing of our ballasts.

We have developed a custom-built marketing tool called a “lightbox.” This portable device is shaped like a suitcase, with the top of the box including a fluorescent bulb, our daylight harvesting or wireless programmable ballast and a meter which displays energy use. By simply pointing the daylight harvesting tool towards light, the meter clearly shows the reduction in energy consumption. Conversely, by covering the daylight harvesting tool, the meter clearly demonstrates the increased use of electricity needed to compensate for the reduced light. We believe that our lightbox can clearly and very quickly demonstrate how our ballasts can conserve energy and reduce usage. We will also provide our lightbox to electrical lighting product distributors to be used in their own marketing efforts to demonstrate our ballast operation to their customers.

We will promote our products strategically through a number of mediums. We participate in Con Edison’s green program called “The Power of Green.” The program provides our customers with rebates from Con Edison, which can reduce the cost of the ballasts by up to 50% and allows us to market our products to targeted high kilowatt hour users in this area. We also participate in the CPS Energy’s rebate program. Based in Texas, CPS Energy is the country’s largest municipally-owned energy utility. Through its rebate program, commercial users can save up to 75% of the total cost of a retrofit project.

We will also utilize other traditional methods of marketing and advertising, such as print advertising and internet marketing. We are developing for our website an “energy use calculator” with which potential customers can input data about their building operations and electricity usage, and by incorporating our ballasts into their systems, estimate the amount of energy cost savings they may expect to achieve.

Our promotional efforts will also include participation in tradeshows that will allow us introduce our products to the right customers (such as the tradeshow organized by BOMA) and email advertising targeted at potential customers in areas offering the highest utility rates and attractive rebate programs.

Research and Development

Shortly after we acquired the patented technology for our ballasts in April 2011, our engineers commenced work to improve our ballasts. We redesigned the internal components of the ballasts so that all features are self-contained and installation is easier. Also, we believe the new design will shorten production runtime and reduce manufacturing costs. We are developing at least 10 models within each of the daylight harvesting ballasts and wireless programmable ballast product lines that will vary by bulb size, wattage and voltage. We have scheduled our development process so that these different models will become available to meet anticipated future market demands. We believe that all of our different models will be available for marketing by the summer of 2012.

We have hired engineers and engaged engineer consultants to continue to develop and innovate our products. Our managers will ensure that innovations derived from our research and development efforts will have practical application and meet market demand. Once tested and confirmed ready for production, we intend to apply for patent protection for our innovations.

Manufacturing

Currently, we outsource the manufacturing of our ballasts to DuroPower, Inc., headquartered in Covina, California, and with manufacturing facilities in Beijing, China. DuroPower, Inc. is the leading manufacturer and supplier of advanced electronic ballasts for the fluorescent lighting industry.

The manufacturing process is essentially “an assembly process.” The components used in manufacturing our ballasts are off-the-shelf products. The technology our manufacturer employs is off-the-shelf technology. The “value-add” is in the savings resulting from the methodology in the way our manufacturer combines these components and applies today’s technology.

While we have a good relationship with DuroPower, Inc. and believe them to be competent, reliable and responsive, we may need to have more than one vendor. A multi-vendor approach reduces the risk of supply disruptions that may result from labor actions, parts shortages, natural disasters and emergencies. We intend to develop relationships with other manufacturers, both in the United States and abroad, to ensure that product capacity is available to us when needed.

Presently, we do not own any warehouses to store our products. We use third-party logistics providers to ship and store our products.

With increased volume, our cost per ballast could decrease meaningfully notwithstanding inflation, foreign currency trends and projected increases in labor costs in historically low labor cost countries. The bulk of this decrease in costs will be generated from management’s ability to effectuate more efficient component-buying disciplines on outsource assemblers, and, to a lesser extent, from volume discounts we will be able to offer our outsource manufacturers.

Competition

The commercial lighting industry is highly competitive. As further described below, we face competition from numerous types of vendors.

Traditional and Daylight Harvesting Ballasts

We primarily compete with vendors of commercial lighting products who offer traditional or daylight harvesting ballasts. Such companies include Lutron, Philips, Sylvania, General Electric and others. These companies have significantly greater financial, marketing and other resources than us, and they have longer operating histories, more customers and a better brand recognition. The ballasts offered by these companies, however, require installation of costly external components to achieve the daylight harvesting capabilities and addressability features which are built into our ballasts. As a result, we believe the benefits of our ballasts such as greater energy-efficiency, lower cost, shorter installation time, subtleness of dimming technology, and ability to integrate with existing building management systems provide us with an advantage over those companies.

LED Industry

We also compete with members of the light emitting diodes, or LED, industry which have begun to develop commercial lighting products using the LED technology. LED lighting is a very large market consisting primarily of flashlights, appliances, flat-panel TV’s and car headlights. The LED industry has described LED lighting as the up and coming replacement for fluorescent lighting. However, we believe the LED industry faces serious challenges. For instance, a DOE CALiPER study revealed that LED lighting produces between 19-76 (with an average of 50) maintained lumens of output per watt (LPW) consumed while fluorescent lighting produces, on average, 87 maintained LPW. Maintained LPW is the accepted lighting industry standard of measurement of light output. Additionally a separate DOE CALiPER study reported that, LED lighting fixtures cost two to five times more than fluorescent lighting.

According to the DOE CALiPER study, LED fixture life is typically 35,000 hours or more, with the lighting output at replacement being only 70% of the initial output. Fluorescent lighting has a lifespan between 24,000 and 42,000 hours, yet produces 92% of its original light output at the time of replacement. Although an LED fixture may, in some cases, have a slightly longer life than fluorescent lighting, we believe that this slightly longer life does not justify the additional cost of LED lighting over fluorescent lighting or the decreased output at the end of the bulb’s lifespan.

Intellectual Property

We protect our intellectual property rights by relying on trademarks, patents, trade secret laws, federal, state and common law rights, as well as contractual restrictions. We own the trademark to our slogan “The Future of Fluorescent Lighting” and we have applied for a trademark for our Green Ballast logo. We own a patent covering the control system and self-containment technology incorporated into our ballasts. This patent expires in 2024. We have a pending application for a second patent to protect the wireless programmable technology applied to our wireless programmable ballast product line. If we are granted the patent, it will expire in seventeen years.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Regulations, Standards and Approvals

All electronic products must be submitted to, and approved by, a testing agency such as Underwriters Laboratories, or UL, before they can be sold in the United States. Our ballasts are pre-tested for UL safety compliance in accordance with UL’s guidelines. In addition, we pre-test to verify that our ballast design meets our performance and reliability standards and that all settings, inputs and responses work as designed. We also pre-test to estimate the design life of the ballast.

UL has approved the available models of our daylight harvesting ballast for use in the United States. Additionally, the ballasts we have developed are designed in accordance with all applicable construction and operation standards established by the National Electrical Manufacturers Association and American National Standards Institute. We are also required to meet local electrical codes and industry standards of the American Society of Heating, Refrigerating and Air-Conditioning Engineers; International Electrical Code; California Title 24 Building Efficiency and the Consortium of Energy Engineers.

Our ballasts currently meet the codes, regulations and industry standards applicable to them. Except for standard business licenses, we are not required to obtain any additional governmental approvals.

Legal Proceedings

We are not aware of any legal proceedings ongoing, pending, or threatened.

Employees

We currently have a total of 9 full-time employees and 13 contractors and consultants who provide marketing, accounting or engineering services. We believe we have good relationships with our employees, contractors and consultants. As our operations grow over the next two years, we intend to hire as many as 25 additional employees in various departments, including sales, marketing, and research and development.

Our Facilities

We maintain our leased corporate offices at 2620 Thousand Oaks Boulevard, Suite 4000, Memphis, Tennessee. We also lease warehouse space to store our inventory.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information with respect to our executive officers and directors as of December 5, 2011. Each of the directors is elected to serve until the next election of directors at a meeting of the stockholders. Their respective backgrounds are described below.

NAME	AGE	POSITION
J. Kevin Adams	51	Chief Executive Officer/President/Director
Daniel L. Brown	51	Chief Operating Officer/Executive Vice President/Director
William Bethell	55	Chief Financial Officer/Treasurer/Director
Kevin Clarkson	48	Executive Vice President — Product Development/Director
Mary F. Sharp	62	Secretary/Director
John H. Lamberson, Jr.	41	Director
Peter J. Weisman	46	Director

Executive Officers

J. Kevin Adams has served as our Chief Executive Officer, President and a director since April 2011. Mr. Adams is responsible for all of our business operations. Mr. Adams oversees all key client relationships as well as the marketing of new business and investment opportunities. Since 1997, Mr. Adams has also been the Chief Executive Officer of CB Richard Ellis Memphis, LLC, a leading commercial real estate services firm located in Memphis, Tennessee and a part of the CB Richard Ellis affiliate network. Mr. Adams devotes an amount of his business time serving as our Chief Executive Officer as he deems necessary and appropriate to perform his duties and to help us grow and prosper. Mr. Adams received his Bachelor of Business Administration from Southern Methodist University. We believe Mr. Adams is qualified to serve on our board of directors because of his significant business experience as an executive officer of other companies. Mr. Adams also has extensive experience in large scale commercial real estate.

Daniel L. Brown has served as our Chief Operating Officer, Executive Vice President and a director since April 2011. Mr. Brown oversees our daily operations and works with the other executive team members to ensure that the organization’s functions are meeting customer needs and organizational objectives. Mr. Brown was most recently the Chief Financial Officer of Academic Internet Publishers Inc., an educational technology company and publisher based in Ventura, California, from May 2004 to December 2009. Between December 2009 and our inception, Mr. Brown pursued other business ventures before formally joining our company in April 2011. Mr. Brown is a Certified Public Accountant and received his Bachelor of Business Administration from Southern Methodist University. We believe Mr. Brown is qualified to serve on our board of directors because of the business, financial and leadership experience he gained at other companies.

William Bethell has served as our Chief Financial Officer, Treasurer and a director since April 2011. Mr. Bethell oversees our regulatory compliance, investor relations, finance, accounting, human resources, and information technology and assists in operations. From September 2006 to April 2008, Mr. Bethell served as Chief Financial Officer of Drive America, a nationwide driver roadside assistance company headquartered in Carrollton, Texas, where he established all back office operations. Between April 2008 and our inception, Mr. Bethell pursued other business ventures before formally joining our company in April 2011. Mr. Bethell received his Bachelor of Business Administration from Dowling College and his Juris Doctorate from Touro Law School. We believe Mr. Bethell is qualified to serve on our board of directors because of the business, financial and leadership experience he gained at other companies.

Kevin Clarkson has served as our Executive Vice President — Product Development and a director since April 2011. Mr. Clarkson is responsible for sales, marketing, research and development. Mr. Clarkson has over 25 years of experience in the commercial real estate industry. Since 2000, Mr. Clarkson has been an Executive Vice President of CB Richard Ellis Memphis, LLC. In that role, Mr. Clarkson is responsible for mechanical operations and project management while supervising maintenance, engineering and construction personnel at 19 locations. Mr. Clarkson attended Memphis State University Fogelman College of Business and Economics and Memphis Vocational/Technical School in Electrical Applications/Electronics. We believe Mr. Clarkson is qualified to serve on our board of directors because of the extensive experience he gained in project management and development while with other companies.

Directors

Mary F. Sharp has been a director since April 2011. Since 2005, Ms. Sharp has been the Chief Operating Officer of CB Richard Ellis Memphis, LLC. Ms. Sharp oversees the asset services division of CB Richard Ellis Memphis, LLC and the company’s business operations, including business planning, human resources, and marketing. Ms. Sharp serves as a member of the Executive Committee of the MidSouth Chapter of the American Red Cross, a member of the Board of Directors of Memphis Commercial Real Estate Women, and a member of the Institute of Real Estate Management and the Building Owners and Managers Association. Ms. Sharp received her Bachelor of Business Administration in Finance and her Master of Business Administration from the University of Memphis. We believe Ms. Sharp is qualified to serve on our board of directors because of her knowledge and experience in business planning and marketing.

John H. Lamberson, Jr. has been a director since April 2011. Mr. Lamberson has been with CB Richard Ellis Memphis, LLC since he began his commercial real estate career in 1995. He became an Executive Vice President in 2005. In that capacity, Mr. Lamberson is responsible for directing all investment sales operations and financial analysis projects of the company. Mr. Lamberson has extensive experience as the principal contact in a significant number of multi-market assignments. Mr. Lamberson received his Bachelor of Arts in Business Administration from Delta State University and his Master’s Degree in Real Estate from New York University. We believe Mr. Lamberson is qualified to serve on our board of directors because of his expertise in investments and finance.

Peter J. Weisman has been a director since April 2011. Mr. Weisman is an attorney with the law firm of Peter J. Weisman, P.C. and has practiced in the small-cap investment management industry since 2001. Mr. Weisman represents various private investment funds, including Gemini Master Fund, Ltd., as outside general counsel. Mr. Weisman also represents start-up and middle-market companies, high net worth individuals and entertainment talent on various corporate and transactional matters. Mr. Weisman received his Bachelor of Arts in Economics from the University of Pennsylvania, his BSE in Accounting from the Wharton School, and his Juris Doctorate from New York University School of Law. We believe Mr. Weisman is qualified to serve on our board of directors because of his familiarity with start-up companies and his overall business and legal experience. Mr. Weisman was nominated to our board of directors in accordance with our contractual arrangements with Gemini Master Fund, Ltd. as further described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Board Composition

The term of office for each director will be until the earlier of the election of his or her successor or until his or her death, resignation, disqualification or removal.

We have no formal policy regarding board diversity. Our board of directors believes that each directors should have a basic understanding of the principal operational and financial objectives and plans and strategies of the company, the results of operations and financial condition of the company and the relative standing of the company in relation to our competitors. We take into consideration the overall composition and diversity of the board of directors and areas of expertise that director nominees may be able to offer, including business experience, knowledge, abilities and customer relationships. Generally, we will strive to assemble a board of directors that brings to us a variety of perspectives and skills derived from business and professional experience as we may deem are in our and our stockholders’ best interests. In doing so, we will also consider candidates with appropriate non-business backgrounds.

Director Independence

Our common stock will be quoted on the OTCBB, which does not require director independence requirements. However, for purposes of determining director independence, we have applied the definitions set forth in NASDAQ Rule 5605(a)(2) which states, generally, that a director is not considered to be independent if he or she is, or at any time during the past three years was, an employee of the company; or if he or she (or his or her family member) accepted compensation from the company in excess of $120,000 during any twelve month period within the three years preceding the determination of independence. We have determined that Ms. Sharp, Mr. Lamberson and Mr. Weisman are “independent” as defined under NASDAQ Rule 5605(a)(2) and the related rules of the Securities and Exchange Commission.

Executive Employment Agreements

We have not yet completed a full fiscal year. We have entered into employment agreements with our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, each of whom is a named executive officer. The following are descriptions of these employment agreements.

J. Kevin Adams.  On June 23, 2011, we entered into an employment agreement with J. Kevin Adams in connection with Mr. Adams’ employment as Chief Executive Officer. The employment agreement runs until March 31, 2013 with automatic renewals thereafter for terms of one year each. Mr. Adams will receive a base salary of $175,000 for calendar year end 2011, $225,000 for calendar year end 2012, $250,000 for calendar year end 2013, and $275,000 for calendar year end 2014. Mr. Adams was issued 16,499,700 restricted shares which are to vest and become unrestricted in accordance with the terms of Mr. Adams’ Restricted Stock Award Agreement and our 2011 Restricted Stock Plan described below.

Mr. Adams’ duties will include all duties and responsibilities required of the Chief Executive Officer. During the term of his employment, Mr. Adams is entitled to two weeks of vacation to be used at a time that is mutually convenient with his duties and his obligations to us. Mr. Adams is also entitled to bonus awards under the agreement in the amount of $199,500 for fiscal year end 2011, $225,000 for fiscal year end 2012, $250,000 for fiscal year end 2013, and $275,000 for fiscal year end 2014. Mr. Adams’ bonus awards are conditioned upon the following occurrences:

•	The vesting conditions set forth in our 2011 Restricted Stock Plan must have been met. Any accrued or deferred bonus compensation will be prorated and earned in one-third increments as each of the three vesting conditions set forth in the 2011 Restricted Stock Plan are met.
•	Green Ballast LLC has either received or has the ability to realize in cash any outstanding balance of its initial investment of $3,000,000 in us.
•	Our board of directors has approved the payment of the bonus compensation after considering, among other things, the availability of sufficient funds for payment of such compensation.

Mr. Adams is also eligible for discretionary bonus compensation. The discretionary bonus compensation may be received in lieu of, but not in addition to, any other bonus compensation. The discretionary bonus compensation is determined considering, but not being limited by, the following criteria:

•	Successful efforts to cause Underwriters Laboratories to transfer the existing Axis Technologies Inc. file to the us;
•	Successful efforts to cause a first or second tier public accounting firm to accept us as an audit client;
•	Successful efforts to cause any major utility company to acknowledge our products qualify for such utility company’s rebate program;
•	The availability of funds to pay bonus compensation; and
•	Such other facts as either Mr. Adams or our board of directors shall submit for consideration.

Upon voluntary termination of employment, Mr. Adams must forfeit all unvested restricted stock. Upon termination of Mr. Adam’s employment by us with or without cause, Mr. Adams will be entitled to retain a portion of his unvested restricted stock in accordance with his Restricted Stock Award Agreement.

Upon permanent disability or death, Mr. Adams’ estate is entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. In the event of permanent disability or death, and if Mr. Adams or Mr. Adams’ heirs elect for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Adams and Mr. Adams’ surviving spouse and children in the event of permanent disability and Mr. Adams’ surviving spouse and children in the event of death. In the event of death, all unvested restricted stock shall immediately vest and Mr. Adams’ estate will be entitled to all vested stock.

If Mr. Adams’ employment is terminated by him or by us for cause, he would be entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. If we terminate Mr. Adams’ employment without cause, he is entitled to a lump sum amount of any earned but unpaid base salary and bonus compensation, the balance of Mr. Adams’ base salary through the term of the agreement and the reimbursement of business expenses incurred. In the event of termination without cause, and if Mr. Adams elects for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Adams and his surviving spouse and children.

Upon a change of control, all options and restricted stock granted to Mr. Adams that is not considered deferred compensation for Code Section 409A shall become fully vested on the date of the change of control.

Daniel Brown.  On June 23, 2011, we entered into an employment agreement with Daniel Brown in connection with Mr. Brown’s employment as Chief Operating Officer. The employment agreement runs until March 31, 2013 with automatic renewals thereafter for terms of one year each. Mr. Brown will receive a base salary of $175,000 for calendar year end 2011, $225,000 for calendar year end 2012, $250,000 for calendar year end 2013, and $275,000 for calendar year end 2014. Mr. Brown was issued 15,500,600 restricted shares which are to vest and become unrestricted in accordance with the terms of Mr. Brown’s Restricted Stock Award Agreement and our 2011 Restricted Stock Plan described below.

Mr. Brown’s duties will include all duties and responsibilities required of the Chief Operating Officer. During the term of his employment, Mr. Brown is entitled to two weeks of vacation to be used at a time that is mutually convenient with his duties and his obligations to us. Mr. Brown is also entitled to bonus awards under the agreement in the amount of $199,500 for fiscal year end 2011, $225,000 for fiscal year end 2012, $250,000 for fiscal year end 2013, and $275,000 for fiscal year end 2014. Mr. Brown’s bonus awards are conditioned upon the following occurrences:

•	The vesting conditions set forth in our 2011 Restricted Stock Plan must have been met. Any accrued or deferred bonus compensation will be prorated and earned in one-third increments as each of the three vesting conditions set forth in the 2011 Restricted Stock Plan are met.
•	Green Ballast LLC has either received or has the ability to realize in cash any outstanding balance of its initial investment of $3,000,000 in us.
•	Our board of directors has approved the payment of the bonus compensation after considering, among other things, the availability of sufficient funds for payment of such compensation.

Mr. Brown is also eligible for discretionary bonus compensation. The discretionary bonus compensation may be received in lieu of, but not in addition to, any other bonus compensation. The discretionary bonus compensation is determined considering, but not being limited by, the following criteria:

•	Successful efforts to cause Underwriters Laboratories to transfer the existing Axis Technologies Inc. file to the us;
•	Successful efforts to cause a first or second tier public accounting firm to accept us as an audit client;
•	Successful efforts to cause any major utility company to acknowledge our products qualify for such utility company’s rebate program;
•	The availability of funds to pay bonus compensation; and
•	Such other facts as either Mr. Brown or our board of directors shall submit for consideration.

Upon voluntary termination of employment, Mr. Brown must forfeit all unvested restricted stock. Upon termination of Mr. Brown’s employment by us with or without cause, Mr. Brown will be entitled to retain a portion of his unvested restricted stock in accordance with his Restricted Stock Award Agreement.

Upon permanent disability or death, Mr. Brown’s estate is entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. In the event of permanent disability or death, and if Mr. Brown or Mr. Brown’s heirs elect for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Brown and Mr. Brown’s surviving spouse and children in the event of permanent disability and Mr. Brown’s surviving spouse and children in the event of death. In the event of death, all unvested restricted stock shall immediately vest and Mr. Brown’s estate will be entitled to all vested stock.

If Mr. Brown’s employment is terminated by him or by us for cause, he would be entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. If we terminate Mr. Brown’s employment without cause, he is entitled to a lump sum amount of any earned but unpaid base salary and bonus compensation, the balance of Mr. Brown’s base salary through the term of the agreement and the reimbursement of business expenses incurred. In the event of termination without cause, and if Mr. Brown elects for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Brown and his surviving spouse and children.

Upon a change of control, all options and restricted stock granted to Mr. Brown that is not considered deferred compensation for Code Section 409A shall become fully vested on the date of the change of control.

William Bethell.  On June 23, 2011, we entered into an employment agreement with William Bethell in connection with Mr. Bethell’s employment as Chief Financial Officer. The employment agreement runs until March 31, 2013 with automatic renewals thereafter for terms of one year each. Mr. Bethell will receive a base salary of $175,000 for calendar year end 2011, $225,000 for calendar year end 2012, $250,000 for calendar year end 2013, and $275,000 for calendar year end 2014. Mr. Bethell was issued 16,499,700 restricted shares which are to vest and become unrestricted in accordance with the terms of Mr. Bethell’s Restricted Stock Award Agreement and our 2011 Restricted Stock Plan described below.

Mr. Bethell’s duties will include all duties and responsibilities required of the Chief Financial Officer. During the term of his employment, Mr. Bethell is entitled to two weeks of vacation to be used at a time that is mutually convenient with his duties and his obligations to us. Mr. Bethell is also entitled to bonus awards under the agreement in the amount of $199,500 for fiscal year end 2011, $225,000 for fiscal year end 2012, $250,000 for fiscal year end 2013, and $275,000 for fiscal year end 2014. Mr. Bethell’s bonus awards are conditioned upon the following occurrences:

•	The vesting conditions set forth in our 2011 Restricted Stock Plan must have been met. Any accrued or deferred bonus compensation will be prorated and earned in one-third increments as each of the three vesting conditions set forth in the 2011 Restricted Stock Plan are met.
•	Green Ballast LLC has either received or has the ability to realize in cash any outstanding balance of its initial investment of $3,000,000 in us.
•	Our board of directors has approved the payment of the bonus compensation after considering, among other things, the availability of sufficient funds for payment of such compensation.

Mr. Bethell is also eligible for discretionary bonus compensation. The discretionary bonus compensation may be received in lieu of, but not in addition to, any other bonus compensation. The discretionary bonus compensation is determined considering, but not being limited by, the following criteria:

•	Successful efforts to cause Underwriters Laboratories to transfer the existing Axis Technologies Inc. file to the us;
•	Successful efforts to cause a first or second tier public accounting firm to accept us as an audit client;
•	Successful efforts to cause any major utility company to acknowledge our products qualify for such utility company’s rebate program;
•	The availability of funds to pay bonus compensation; and
•	Such other facts as either Mr. Bethell or our board of directors shall submit for consideration.

Upon voluntary termination of employment, Mr. Bethell must forfeit all unvested restricted stock. Upon termination of Mr. Bethell’s employment by us with or without cause, Mr. Bethell will be entitled to retain a portion of his unvested restricted stock in accordance with his Restricted Stock Award Agreement.

Upon permanent disability or death, Mr. Bethell’s estate is entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. In the event of permanent disability or death, and if Mr. Bethell or Mr. Bethell’s heirs elect for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Bethell and Mr. Bethell’s surviving spouse and children in the event of permanent disability and Mr. Bethell’s surviving spouse and children in the event of death. In the event of death, all unvested restricted stock shall immediately vest and Mr. Bethell’s estate will be entitled to all vested stock.

If Mr. Bethell’s employment is terminated by him or by us for cause, he would be entitled to any earned but unpaid base salary and bonus compensation and the reimbursement of business expenses incurred. If we terminate Mr. Bethell’s employment without cause, he is entitled to a lump sum amount of any earned but unpaid base salary and bonus compensation, the balance of Mr. Bethell’s base salary through the term of the agreement and the reimbursement of business expenses incurred. In the event of termination without cause, and if Mr. Bethell elects for COBRA premium health care coverage, we will pay the COBRA premiums for up to six months for Mr. Bethell and his surviving spouse and children.

Upon a change of control, all options and restricted stock granted to Mr. Bethell that is not considered deferred compensation for Code Section 409A shall become fully vested on the date of the change of control.

Outstanding Equity Awards at Fiscal Year-End

We have not yet completed a full-fiscal year and as such we omit the Outstanding Equity Awards at Fiscal Year-End table. All information material to the compensation of our named executive officers is detailed in the narrative disclosure section above on Executive Employment Agreements.

Potential Payments Upon Termination or Change in Control

Information regarding potential payments to our named executive officers upon termination or a change in control was detailed in the above section on Executive Employment Agreements.

Director Compensation

Non-employee directors receive a fee of $1,000 per meeting. Directors who are also employees have received restricted stock in their capacity as officers, as set forth in “Principal Stockholders and Security Ownership of Management.” These employee directors will not receive any additional compensation for services performed as a member of our board of directors.

Restricted Stock Plan

We have established the 2011 Restricted Stock Plan. The plan is intended to advance our and our stockholders’ best interests by attracting, retaining, and motivating key employees and consultants with additional incentives through awards of restricted stock. The plan will terminate on December 31, 2017. The plan provides that our board of directors, itself or by appointing committee, will administer the plan. The board of directors or a committee (whichever is applicable) has the flexibility to determine the timing and amount of restricted stock awards to be granted to eligible participants, who are our key employees and consultants. The board of directors or committee may also establish performance criteria for the restricted stock awards or take any action necessary to administer the plan.

All restricted stock issued under a restricted stock award will vest as follows:

•	1/3 of such restricted stock will vest on the first date we attain an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $15.87 million;
•	1/3 of such restricted stock will vest on the first date we attain an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $60 million; and
•	1/3 of such restricted stock will vest on the first date we attain an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $120 million.

In addition, restricted stock will vest upon a change in control and upon the death of the participant under the restricted stock award. The board of directors or committee may, in its discretion, accelerate the vesting of restricted stock or waive or amend any conditions of a grant of a restricted stock award.

A participant under a restricted stock award may vote and receive dividends on the restricted stock before it has vested. The participant may not sell, assign, transfer, or pledge the restricted stock until it has vested. If the restricted stock vests, the participant may not transfer or pledge the restricted stock until GBL has either received or has the ability to realize an amount equal to its initial capital contribution of $3 million, as described in “Certain Relationships and Related Party Transactions.”

If the participant is no longer a consultant or, in the case of an employee, has voluntarily terminated his or her employment before the participant’s restricted stock vests, the participant will forfeit all of his or her unvested restricted stock. If an employee is terminated by us before the employee’s restricted stock has vested, the employee may retain the equivalent of 1/60th of the employee’s unvested restricted stock for every month or partial month of employment prior to termination. In such event, the retained restricted stock will vest in the same manner and amount had the employee remained employed at the time the vesting conditions set forth above occur, if at all.

The maximum aggregate number of shares that we may issue under the restricted stock plan is 57,500,000 shares of our common stock. If any of the awards granted under the plan expire, terminate, are canceled, or are forfeited for any reason before they have been exercised, vested or issued in full, the unused shares subject to those expired, terminated, canceled or forfeited awards will again be available for grant under the plan.

As of the date of this prospectus, we have granted restricted stock awards aggregating 57,500,000 shares of our common stock.

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

The table below sets forth information, as of December 5, 2011, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of our common stock by (1) each of our directors, (2) each of our named executive officers, (3) each person or group of persons known to us to be the beneficial owner of 5% or more of our outstanding common stock, and (4) all of our directors and executive officers as a group.

The persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them, unless otherwise noted. Percentage of ownership is based on 96,450,400 shares of common stock outstanding on December 5, 2011.

In accordance with the rules of the SEC, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of our common stock if he or she has voting or investment power with respect to such security. This includes shares (a) subject to warrants exercisable within sixty (60) days, (b) issuable upon conversion of a convertible note, and (c)(1) owned by a spouse, (2) owned by other immediate family members, or (3) held in trust or held in retirement accounts or funds for the benefit of the named individuals, over which shares the person named in the table may possess voting and/or investment power. Any shares not outstanding which are subject to options, warrants, rights or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Unless otherwise indicated, the address of each beneficial owner is c/o Green Ballast, Inc., 2620 Thousand Oaks Blvd., Suite 4000, Memphis, Tennessee 38118.

Name of Beneficial Owner:	No. of Shares		Percent of Class
5% Stockholders
Gemini Master Fund, Ltd.	10,597,769	(1)	9.9%
IRC — Interstate Realty Corporation	32,500,000	(2)	33.7%
Directors and Officers
J. Kevin Adams	16,499,700	(3)	17.1%
Daniel L. Brown	15,500,600	(3)	16.1%
William Bethell	16,499,700	(3)	17.1%
Kevin Clarkson	1,880,000	(3)(4)	2.0%
John H. Lamberson, Jr.	40,000		*
Mary F. Sharp	—		—
Peter J. Weisman	2,000,000	(5)	2.1%
All executive officers and directors as a group (7 persons)	52,420,000		54.4%

*	Less than 1%
(1)	Gemini Master Fund, Ltd. is entitled to receive up to 8,000,000 shares of common stock issuable upon conversion of a convertible note and 5,000,000 shares of common stock issuable upon exercise of warrants; however, since the terms of the convertible note and warrants provide that the holder thereof may not so convert or exercise to the extent it would cause the holder to beneficially own 9.9% of our outstanding shares of common stock, the holder beneficially owns 10,597,769 shares of common stock on the date of this prospectus. Gemini Master Fund, Ltd. has the right to raise or waive the beneficial ownership limitation upon 61 days prior written notice to us. Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC. Each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities. The address of Gemini Master Fund, Ltd. is c/o Gemini Strategies, LLC, 619 South Vulcan, Suite 203, Encinitas, California 92024.
(2)	All shares are owned by Green Ballast LLC, a Tennessee limited liability company of which IRC — Interstate Realty Corporation is the managing member. J. Kevin Adams is the Chairman and CEO of IRC — Interstate Realty Corporation and disclaims beneficial ownership of the shares.

(3)	Except as disclosed in note 4 below, shares owned by Messrs. Adams, Bethell, Brown and Clarkson, as well as shares owned by all other officers receiving common stock pursuant to stock award agreements, are restricted stock subject to the 2011 Restricted Stock Plan. These shares vest in accordance with the plan and the stock award agreements. See “Directors, Executive Officers, Promoters and Control Persons — Restricted Stock Plan” for a description of the vesting conditions.
(4)	Includes 80,000 shares held by Mr. Clarkson’s father, Raymond B. Clarkson, purchased in our private placement. Kevin Clarkson disclaims beneficial ownership of his father’s shares.
(5)	All shares are owned by GB Solutions, LLC, an entity controlled by Mr. Weisman.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements of our directors and executive officers described elsewhere in this prospectus, we describe below transactions and series of similar transactions since April 13, 2011 to which we were or will be a party, in which:

•	the amounts involved exceeded the lesser of $120,000 or 1% of the average of our total assets; and
•	any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Original Organization and Capitalization

We were incorporated on April 13, 2011. In connection with our organization, we issued 2,000,000 shares of our common stock at par value to GB Solutions, LLC, an entity controlled by one of our directors, Peter J. Weisman. Fifty percent of the shares may be transferred after our shares are eligible for public trading, and the remaining fifty percent may be transferred after we have attained a market capitalization of at least $20 million for 10 of 15 consecutive trading days.

On April 15, 2011, GBL contributed $3,000,000, which consisted of $2,532,000 in cash and $468,000 in inventory of ballasts, to commence our operations. In exchange, we issued GBL: (a) 32,500,000 shares of our common stock, (b) 1,200,000 shares of our Series A preferred stock, and (c) a promissory note in the original principal amount of $1,800,000.

IRC — Interstate Realty Corporation (“IRC”) is the managing member of GBL. IRC is the beneficial owner of the shares of our common stock held by GBL by virtue of its voting and investment power over the shares. Our Chief Executive Officer, J. Kevin Adams is the chairman and chief executive officer of IRC.

We pay IRC $4,500 per month for marketing services and $7,000 per month for accounting services. We also paid IRC a one-time setup fee of $12,500 for accounting services. We sublease our principal offices from CB Richard Ellis Memphis, LLC for $5,000 per month. Our Chief Executive Officer, J. Kevin Adams is the chief executive officer of CB Richard Ellis Memphis, LLC. We believe the terms and amounts being paid for these services and for our subleased offices are no less favorable than the terms we could have obtained from unaffiliated third parties.

The note issued to GBL (the “GBL Note”) is automatically converted into shares of our Series A preferred stock under the conditions described below. It bears interest at 8% per annum, matures on April 15, 2013 (if it is not converted), and is secured by all of our assets, including our intellectual property. As of August 31, 2011, we had paid $42,000 in interest on the GBL Note.

Purchase of Assets

On April 15, 2011, to begin our operations, we purchased intellectual property from Gemini for a purchase price of $2,200,000, pursuant to an asset purchase agreement. In consideration, we paid Gemini $400,000 in cash, and issued a convertible promissory note and warrants to purchase shares of our common stock. The promissory note is convertible into shares of our common stock. Gemini is subject to a beneficial ownership limitation. It may exercise its warrants and convert its convertible note only to the extent that the exercise or conversion does not cause Gemini to beneficially own in excess of 9.9% of our outstanding shares of common stock.

As the outstanding principal amount of the Gemini note is reduced by conversion or repayment, the GBL note automatically converts to Series A preferred stock on a dollar for dollar basis. The security interests granted to Gemini and GBL are each first priority liens and rank equally with each other.

Contractual Obligations

As long as Gemini holds at least $100,000 of its note, we must obtain its consent before we can take actions such as: (a) issuing our securities (with some exceptions), (b) transferring assets or debts within our company, (c) making capital expenditures in excess of $200,000, (d) adopting an equity incentive compensation plan for our employees, directors, or officers, (e) amending our certificate of incorporation or bylaws, (f) selling or licensing all or substantially all of our assets, or (g) merging or consolidating our company. Gemini also has the right to nominate a person whom we must recommend for election to our board of directors. Gemini has nominated Peter J. Weisman to our board of directors.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. We are not currently required to deliver an annual report to stockholders, nor do we intend to do so.

A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC, 100 F Street, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

You can find more information about us on our website, which is located at www.greenballastinc.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF
SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, our company has been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

GREEN BALLAST, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Green Ballast, Inc.:

We have audited the accompanying balance sheet of Green Ballast, Inc. (a development stage enterprise) (the Company) as of August 31, 2011, and the related statements of operations, stockholders’ deficit, and cash flows for the period from April 13, 2011 (inception) to August 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Ballast, Inc. (a development stage enterprise) as of August 31, 2011, and the results of its operations and its cash flows for the period from April 13, 2011 (inception) to August 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Memphis, Tennessee
October 26, 2011

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Balance Sheet
August 31, 2011

Assets
Current assets:
Cash and cash equivalents	$1,211,932
Restricted cash	147,245
Trade accounts receivable, less allowance for doubtful accounts of $130 in 2011	12,856
Inventories	482,143
Prepaid expenses and other	25,555
Total current assets	1,879,731
Intangible assets, net	1,805,089
Other assets	4,450
Total assets	$3,689,270
Liabilities, Temporary Equity, and Permanent Deficit
Current liabilities:
Accounts payable	$44,611
Dividend payable	8,000
Accrued expenses	76,542
Total current liabilities	129,153
Long-term debt	2,806,226
Total liabilities	2,935,379
Temporary equity:
Redeemable preferred stock, $1.00 par value:
Authorized 5,000,000 shares:
3,000,000 shares designated as Series A; issued and outstanding 1,200,000 shares	1,200,000
Permanent deficit:
Common stock, $0.0001 par value. Authorized 245,000,000 shares; issued and outstanding 92,000,000 shares	3,450
Common stock subscribed, $0.0001 par value	130
Additional paid-in capital	1,173,313
Deficit accumulated during the development stage	(1,623,002)
Total permanent deficit	(446,109)
Total liabilities, temporary equity, and permanent deficit	$3,689,270

See accompanying notes to financial statements.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Statement of Operations
For the period from April 13, 2011 (inception) to August 31, 2011

Net sales	$20,028
Cost of sales	16,946
Gross profit	3,082
Selling, general, and administrative expenses	1,380,541
Loss from operations	(1,377,459)
Interest expense, net	(245,543)
Net loss	$(1,623,002)

See accompanying notes to financial statements.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Statement of Stockholders’ Deficit
For the period from April 13, 2011 (inception) to August 31, 2011

	Permanent deficit							Temporary equity
	Common stock		Common stock subscribed		Additional paid-in capital	Deficit accumulated during the development stage	Total permanent deficit	Redeemable preferred stock Series A
	Shares	Amount	Shares	Amount				Shares	Amount
Initial capitalization	32,500,000	$3,250	—	$—	1,129,416	—	1,132,666	1,200,000	$595,441
Issuance of warrants in connection with Gemini note	—	—	—	—	60,500		60,500	—	—
Stock awards to an advisor and consultants	3,350,000	200	—	—	76,587	—	76,787	—	—
Restricted stock awards to employees	56,150,000	—	—	—	282,277	—	282,277	—	—
Stock subscriptions	—	—	1,296,000	130	265,092	—	265,222	—	—
Adjustment to redemption value	—	—	—	—	(604,559)	—	(604,559)	—	604,559
Dividends declared	—	—	—	—	(36,000)	—	(36,000)	—	—
Net loss	—	—	—	—	—	(1,623,002)	(1,623,002)	—	—
Balance, August 31, 2011	92,000,000	$3,450	1,296,000	$130	1,173,313	(1,623,002)	(446,109)	1,200,000	$1,200,000

See accompanying notes to financial statements.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Statement of Cash Flows
For the period from April 13, 2011 (inception) to August 31, 2011

Cash flows from operating activities:
Net loss	$(1,623,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangibles	47,502
Amortization of debt discounts	142,242
Stock awards to outside advisors and consultants	76,787
Stock-based compensation expense	282,277
Changes in operating assets and liabilities:
Increase in restricted cash	(147,245)
Trade accounts receivable	(12,856)
Inventories	(14,143)
Other assets	(30,005)
Accounts payable	44,611
Accrued expenses	76,542
Net cash used in operating activities	(1,157,290)
Cash flows from investing activity:
Acquisition of intellectual property	(400,000)
Net cash used in investing activity	(400,000)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,073,478
Proceeds from issuance of common stock	955,970
Proceeds from issuance of preferred stock	502,552
Proceeds from issuance of stock subscriptions	324,000
Payment of stock issuance costs	(58,778)
Payment of dividends	(28,000)
Net cash provided by financing activities	2,769,222
Increase in cash and cash equivalents	1,211,932
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$1,211,932

See accompanying notes to financial statements.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(1)  Description of Business

Green Ballast, Inc. (the Company) was incorporated in the State of Delaware on April 13, 2011. The Company is headquartered in Memphis, Tennessee. The Company develops, markets, and distributes daylight harvesting and programmable ballasts for fluorescent fixtures, which incorporates energy efficient technology.

On April 15, 2011, the Company was capitalized with $3,000,000 contributed by Green Ballast LLC (GBL), which consisted of $2,532,000 in cash and $468,000 in inventory of ballasts. In exchange, 32,500,000 shares of common stock, 1,200,000 shares of redeemable Series A preferred stock, and a convertible promissory note in the principal amount of $1,800,000 (GBL Note) were issued by the Company.

The proceeds from the capitalization were used to purchase certain assets, including intellectual property, from Gemini Master Fund, Ltd. (Gemini) for a purchase price of $2,200,000, pursuant to an asset purchase agreement. The consideration paid consisted of $400,000 in cash, and the issuance of a convertible promissory note in the principal amount of $1,800,000 (Gemini Note) and warrants to purchase up to 5,000,000 shares of common stock.

The Company has sustained operating losses since its inception. Management believes that, based on its current cash position and the continued growth of its operations, the Company will meet its financial obligations through 2012. Long-term liquidity is dependent upon the Company’s ability to raise additional capital and/or achieve profitable operations.

(2)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The financial statements have been prepared under Financial Accounting Standards Board Accounting Standards Codification 915, Development Stage Entities. A development stage enterprise is one in which planned principal operations have not commenced, or if its operations have commenced, there have been no significant revenues therefrom. As of August 31, 2011, the Company is a development stage enterprise since the Company has not generated significant revenue from the sale of its products from its inception on April 13, 2011 through August 31, 2011. The Company has principally been devoted to developing the next generation of ballasts, raising product awareness, and raising capital.

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation allowances for receivables and deferred income tax assets; valuation of share-based compensation and other equity and debt instruments.

(c)  Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d)  Restricted Cash

Restricted cash consists of cash held in escrow as collateral for a letter of credit provided to a vendor in connection with product manufacturing.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(2)  Summary of Significant Accounting Policies  – (continued)

(e)  Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the period, the Company recorded a provision of $130 to the allowance for doubtful accounts and did not recognize any write-offs. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)  Inventories

Inventories consist primarily of lighting ballasts and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

(g)  Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in both sales and cost of sales.

(h)  Prepaid Expenses and Other

Prepaid expenses and other consist of prepaid insurance and deposits to acquire inventory.

(i)  Other Assets

Other assets consist of capitalized costs related to the design of graphics associated with the Company’s Web site.

(j)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(k)  Long-Lived Assets

Long-lived assets, such as purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(2)  Summary of Significant Accounting Policies  – (continued)

(l)  Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(m)  Shipping and Handling Fees and Costs

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are included in net sales. Costs incurred by the Company for shipping and handling are reported as selling expenses.

(n)  Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

—	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
—	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
—	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In the ordinary course of business, the Company becomes a party to financial instruments, which primarily consist of cash equivalents, accounts receivable, accounts payable, and other obligations. Based upon their respective maturity and terms, prevailing interest rates, and other pertinent factors, management believes the carrying value of these financial instruments reasonably approximates their fair value as of August 31, 2011.

(o)  Product Warranties

The Company provides a five-year warranty on all of its ballast products. In the event of a warranty claim, the Company will replace the product and reimburse the purchaser $10 per ballast to defray any installation costs. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized.

(3)  Intangible Assets

At August 31, 2011, intangible assets comprised intellectual property with a gross carrying amount of $1,852,591 that was determined based on the fair value of the consideration given, net of accumulated amortization of $47,502. The intellectual property consists primarily of a patent, which is amortized over a period of approximately 15 years, which represents the estimated useful life of the patent. Estimated annual amortization expense for each of the next five years is approximately $127,000.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(4)  Long-Term Debt

The GBL Note bears interest at 8% per annum, matures on April 15, 2013, and is secured by all of the Company’s assets, including its intellectual property. The GBL Note has a principal balance of $1,800,000 and a discount of approximately $528,000 recorded in connection with the relative fair value allocation of the GBL Note at the April 15 initial capitalization date. The discount is recognized as an adjustment to interest expense over the life of the note using a method that approximates the effective-interest method. The GBL Note is automatically converted into shares of redeemable Series A preferred stock on the basis of one share for every $1.00 that the outstanding principal amount of the Gemini Note is reduced by repayment or conversion.

The Gemini Note bears interest at 8% per annum and may be converted into shares of common stock at $0.225 per share for a total of 8 million shares of common stock. It matures on April 15, 2013, if it is not converted sooner. As the outstanding principal amount of the Gemini Note is reduced by conversion or repayment, the GBL Note automatically converts to Series A redeemable preferred stock. The Gemini Note is secured by the Company’s assets, including its intellectual property. The security interests granted to Gemini and GBL are each first priority liens and rank equally with each other.

The Gemini Note has a principal balance of $1,800,000 and a discount of approximately $408,000 recorded to reflect the fair value adjustment to the Gemini Note in connection with a nonmonetary exchange to acquire the intellectual property from Gemini. The discount is recognized as an adjustment to interest expense over the life of the note using a method that approximates the effective-interest method. In addition, the Gemini Note included warrants to purchase up to 5,000,000 share of common stock. These warrants are described in more detail in note 6.

Summary of long-term debt as of August 31, 2011 is as follows:

GBL Note	$1,800,000
Gemini Note	1,800,000
Less unamortized discounts on above Notes	(793,774)
$2,806,226

The GBL Note and Gemini Note debt agreements contain various nonfinancial covenants.

(5)  Income Taxes

The recorded income tax expense rate differs from the U.S. federal income tax rate of 34% as a result of nondeductable interest expense and amortization of discounts related to the GBL and Gemini Notes as well as the Company recording a 100% valuation allowance on all of its net temporary deductible differences including net operating loss carryforwards.

The reconciliation between the federal statutory tax rate and the Company’s effective tax rate is as follows:

Federal statutory tax rate	34.00%
Increase (reduction) resulting from:
State tax – net of federal tax benefit	4.29
Change in valuation allowance	(32.32)
Nondeductable expenses	(5.97)
Effective tax	—%

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(5)  Income Taxes  – (continued)

As of August 31, 2011, the Company has estimated that it has approximately $1,014,433 of U.S. federal and state net operating loss carryforwards, which expire beginning 2026, available to offset future taxable income.

The significant components of deferred income taxes as of August 31, 2011 are as follows:

Deferred tax assets:
Provision for bad debts	$50
Warranty reserve	67
Stock compensation	137,485
Net operating loss carryforwards	388,427
Deferred tax assets	526,029
Deferred tax liabilities:
Intangible amortization	(1,473)
Deferred tax liabilities	(1,473)
Net deferred tax asset	524,556
Valuation allowance	(524,556)
Net deferred tax asset	$—

The valuation allowance for deferred tax assets as of August 31, 2011 was $524,556. The valuation allowance at August 31, 2011 was primarily related to net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of a carryforward periods) and projected future taxable income in making this assessment. Based upon the lack of operating history of the Company, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, including net operating loss carryforwards.

(6)  Stockholders’ Equity

(a)  Common Stock

Holders of common stock are entitled to one vote per share, to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

The Company issued 32,500,000 shares of its common stock as part of its $3,000,000 initial capitalization, which capitalization included the issuance of the GBL Note and Series A redeemable preferred stock. The common stock issued was recorded at approximately $1,133,000, which was based on its relative fair value in relation to the fair values of the GBL Note and Series A redeemable preferred stock. Also during the current year, the Company issued 2,000,000 shares to an outside advisor, 1,350,000 restricted shares to outside consultants and 56,150,000 restricted shares to employees. The restricted shares granted to outside consultants and employees are further described in note 8. The grant date fair value of the 2,000,000 share stock award to the outside advisor was approximately $70,000 and was recorded in selling, general, and administrative expenses.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(6)  Stockholders’ Equity  – (continued)

(b)  Common Stock Warrants

In connection with the issuance of the Gemini Note to purchase intellectual property from Gemini, warrants to acquire 5,000,000 shares of common stock were issued. These warrants consist of the following:

—	1,500,000 of the warrants are exercisable at $.30 per share with a forced exercise once the shares of common stock are trading at $0.60 per share for 15 out of any 20 consecutive trading days.
—	1,500,000 of the warrants are exercisable at $0.40 per share with a forced exercise once the shares of common stock are trading at $0.80 per share for 15 out of any 20 consecutive trading days.
—	2,000,000 of the warrants are exercisable at $0.60 per share with a forced exercise once the shares of common stock are trading at $1.20 per share for 15 out of any 20 consecutive trading days.

The forced exercise provisions are not enforceable (a) to the extent that their enforcement would result in Gemini owning in excess of 9.9% of the Company’s outstanding shares of common stock; (b) if at any time during the previous six months the Company forced the exercise of any of the warrants; (c) if the Company fails to maintain an effective registration statement and current prospectus covering the resale of the shares underlying the warrants; (d) if the shares underlying the warrants fail to be, or fail to remain, listed or quoted on an acceptable trading market; (e) if the Company fails to authorize and reserve for issuance the requisite number of shares of common stock; (f) if the Company enters bankruptcy or insolvency proceedings or breaches the terms of the warrants; (g) if the volume weighted average price of the common stock drops to or below $0.50 per share; or (h) if the daily dollar trading volume of the common stock drops to or below $30,000. The warrants are valid for seven years following the date of issuance.

Gemini may redeem the warrants for cash at the value of the warrants if the Company fails to: (a) use reasonable efforts to file a registration statement registering the common stock underlying the warrants; (b) reasonably diligently respond to comments from the Securities and Exchange Commission in connection with the registration of common stock; (c) use best efforts to cause the common stock underlying the warrants to be registered; or (d) take any action to voluntarily withdraw registration of the common stock underlying the warrants.

The warrants were determined to have a fair value of approximately $61,000 and are recorded as a component of stockholders’ equity and as a discount to the Gemini Note that is amortized over its life using a method that approximates the effective-interest method. During 2011, none of the stock warrants were exercised.

(c)  Common Stock Subscribed

In July 2011, the Company circulated a private placement memorandum to offer 12 million shares of its common stock. The shares of common stock were offered at $0.25 per share. As of August 31, 2011, the Company has received subscriptions for 1,296,000 shares with proceeds totaling $265,000, net of offering costs.

(7)  8% Series A Redeemable Preferred Stock

Authorized capital stock includes 8% Series A redeemable preferred stock with a par value of $1.00 per share. The Series A redeemable preferred stock pays a fixed dividend of $0.08 per share, per year, payable monthly and has a liquidation value of $1.00 per share. There was approximately $8,000 of cumulative preferred share dividends in arrears as of August 31, 2011.

In connection with the relative fair value allocation between the common stock and GBL Note issued as part of its initial capitalization, the Company recognized a discount on the 8% Series A redeemable preferred stock of approximately $605,000. As a majority of the Company’s board of directors are employees of GBL’s

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(7)  8% Series A Redeemable Preferred Stock  – (continued)

parent company, the 8% Series A redeemable preferred stock is considered redeemable at the option of the holder and therefore is classified outside of permanent equity. In addition, the preferred stock is required to be adjusted to its redemption value as of August 31, 2011, which the Company recorded as an adjustment to additional paid-in capital.

(8)  Stock Compensation Plan

In 2011, the Company adopted a restricted stock compensation plan (the Plan) pursuant to which the Company’s board of directors may grant unvested shares of common stock (stock awards) to officers and key employees and consultants approved by the board of directors. On June 23, 2011, the Company granted 57,500,000 shares of common stock, which represented the maximum aggregate number of common stock that may be issued under the Plan. Included in the 57,500,000 shares that were granted were 1,350,000 shares that were granted to certain consultants in exchange for services provided to the Company, as further discussed in note 6. The grant date fair value of these restricted shares was approximately $61,000. The amount of expense for the restricted shares issued to outside consultants that was recognized during the period ended August 31, 2011 was approximately $7,000 and was recorded in selling, general, and administrative expenses.

The stock awards will vest if the following market conditions are met:

•	One-third of such restricted stock will vest on the first date on which the Company attains an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $15.87 million;
•	One-third of such restricted stock will vest on the first date on which the Company attains an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $60 million; and
•	One-third of such restricted stock will vest on the first date on which the Company attains an average market capitalization for any 10 trading days during any 15 consecutive trading day period in excess of $120 million.

In addition, the stock awards will vest upon a change of control of the Company or upon the death of the participant under the Plan. The board of directors may, in its discretion, accelerate the vesting of a stock award or waive or amend any conditions of a stock award grant under the Plan. A participant may vote and receive dividends on the stock award before it has vested. The participant may not sell, assign, transfer, or pledge the stock award until it has vested subject to the restriction described above. In addition, if the stock award vests, the participant may not transfer or pledge the stock award until GBL has either received or has the ability to realize an amount equal to its initial capital contribution of $3 million. If the participant is no longer a consultant or, in the case of an employee, has voluntarily terminated his or her employment before the participant’s stock award vests, the participant will forfeit all of his or her unvested stock award. If an employee is terminated by the Company before the employee’s stock award has vested, the employee may retain the equivalent of 1/60th of the employee’s unvested stock award for every month or partial month of employment prior to termination. In such event, the retained stock award will vest in the same manner and amount had the employee remained employed at the time the vesting conditions set forth above occur, if at all. The stock awards include restrictions on transferability, as determined by Company’s board of directors.

The Company’s stock awards qualify for classification as equity and such awards contain no provisions to allow an employee to force cash settlement by the Company. The initial measurement date is the date the stock awards were granted. The fair value of these stock awards is $0.045 per share. The total fair value of shares that were granted to employees and outside consultants will be recognized as compensation expense ratably over the derived service period of the awards. The total amount of compensation expense for the

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(8)  Stock Compensation Plan  – (continued)

restricted shares awarded to employees that was recognized during the period from April 13, 2011 to August 31, 2011 is approximately $282,000 and is recorded as selling, general, and administrative expense.

The valuation of these stock awards, which include a market-vesting feature, was determined on the date of grant using a probability-weighted expected return model. The use of a probability-weighted expected return model includes a number of assumptions including a range of expected future values and probabilities of realizing those outcomes. The projected scenarios and associated probabilities reflect the Company’s financial projections and an assessment of Company milestones achieved at the date of grant.

The Company determined the derived service period for the awards on the date of grant using a binomial lattice model to incorporate the effects of the market-vesting feature described above. The use of a binomial lattice model includes a number of complex assumptions, including expected volatility. The expected volatility assumption was estimated by reference to observed historical volatilities for a group of comparable public companies, which had a range from 75% to 125%.

The derived service period of these stock awards, which includes a market-vesting condition, is between 10 months to 35 months depending on the market-vesting conditions noted above.

At August 31, 2011, there was approximately $2,298,437 of total unrecognized compensation cost related to the stock awards granted under the Plan.

(9)  Related Parties

On April 15, 2011, the Company entered into an accounting services agreement and a marketing services agreement with IRC — Interstate Realty Corporation (IRC), which is a related party through its ownership interest in the Company. In accordance with this agreement, IRC has agreed to provide:

•	Accounting services
•	Marketing services

The management services agreements for accounting and marketing services have an initial term of one year, subject to automatic one-year extensions unless the Company or IRC provides written notice of termination. During the period from April 15, 2011 to August 31, 2011, the Company paid $70,000 to IRC for fees for the accounting and marketing services provided, including an initial set-up fee of $12,500.

The Company has entered into an office space lease agreement with CB Richard Ellis Memphis, LLC, an affiliate of the Company. The office space lease agreement has an initial term of one year, subject to automatic one-year extensions unless the Company or CB Richard Ellis Memphis, LLC provides written notice of termination. During the period from April 15, 2011 to August 31, 2011, the Company paid $25,000 to CB Richard Ellis Memphis, LLC for fees for the office space provided.

(10)  Statement of Cash Flows

As discussed in note 1, the Company was capitalized with $3,000,000 contributed by Green Ballast LLC (GBL), which consisted of $2,532,000 in cash and $468,000 in inventory of ballasts. In exchange, the Company issued 32,500,000 shares of common stock, 1,200,000 shares of redeemable Series A preferred stock and a convertible promissory note in the principal amount of $1,800,000 (GBL Note). The amounts included as cash proceeds from the issuance of the common stock, redeemable Series A preferred stock and the convertible promissory note in the statement of cash flows represent the allocation of the fair value among these instruments.

GREEN BALLAST, INC.
(A Development Stage Enterprise)

Notes to Financial Statements
August 31, 2011

(10)  Statement of Cash Flows  – (continued)

As discussed in note 1, during the current year, the Company purchased intellectual property through the issuance of a convertible promissory note in the principal amount of $1,800,000, warrants to purchase up to 5,000,000 shares of common stock, and cash of $400,000.

Interest payments for the period ended August 31, 2011 were approximately $96,000.

(11)  Commitments and Contingencies

Warranties

The Company provides standard warranties on all of its products for the repair or replacement of defective products within five years from the date of purchase. The Company has recourse provisions that would allow recovery of warranty costs from its suppliers. The Company has not incurred any significant warranty claims since its inception.

24,450,400 Shares of Our Common Stock

Green Ballast, Inc.

PROSPECTUS

Until [] (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained or incorporated by reference to this prospectus in deciding whether to purchase our common stock. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

The date of this prospectus is [___________________], 2011.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us in connection with the offering described in this registration statement. All of the amounts shown are estimates except the SEC registration fee:

Expenses
SEC registration fee	$815.11
Accounting fees and expenses	$80,000.00
Legal fees and expenses	$200,000.00
Blue Sky fees and expenses	$5,000.00
Transfer Agent, Registrar expenses and printing and engraving expenses	$75,000.00
Miscellaneous expenses	$25,000.00
TOTAL	$385,815.11

We are paying all expenses listed above. No portion of these expenses will be paid by the selling stockholders. The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the directors breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or were, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or directors has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware and shall pay expenses incurred (including attorneys’ fees) in defending any proceeding in advance of its final disposition upon receipt of an undertaking, by an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

We maintain a general liability insurance policy that covers liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities

On or since April 13, 2011, we have issued or sold the following unregistered securities:

On April 13, 2011, we issued 2,000,000 shares of our common stock at par value to GB Solutions, LLC in connection with our organization.

On April 15, 2011, we issued 32,500,000 shares of our common stock, 1,200,000 shares of our redeemable Series A preferred stock and a promissory note to Green Ballast LLC in exchange for $3,000,000 in cash and assets.

On April 15, 2011, we issued warrants to purchase up to 5,000,000 shares of our common stock and a convertible promissory note to Gemini Master Fund, Ltd. as partial consideration for assets. The promissory note is convertible into 8,000,000 shares of our common stock.

On June 23, 2011, we issued 57,500,000 shares of our common stock to our officers, employees and consultants under our restricted stock plan.

On October 24, 2011, we issued 4,234,400 shares of our common stock for $0.25 per share to accredited investors in connection with a private offering.

Between October 24, 2011 and December 5, 2011, we issued 216,000 shares of our common stock for $0.25 per share to accredited investors in connection with the private offering referenced above. These investors were contacted prior to October 26, 2011, the date on which the registration statement was filed with the Securities and Exchange Commission, and thus became aware of the private offering through means other than the registration statement.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D, in that the issuance of securities to the accredited investors did not involve a public offering, and on Section 4(2) of the Securities Act. The recipient of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits

Exhibit No.	Description
Exhibit 3.1	Certificate of Incorporation**
Exhibit 3.2	Bylaws, as amended on October 21, 2011.**
Exhibit 4.1	Amended and Restated Class A Common Stock Purchase Warrant, dated as of October 21, 2011, and issued to Gemini Master Fund, Ltd.**
Exhibit 4.2	Amended and Restated Class B Common Stock Purchase Warrant, dated as of October 21, 2011, and issued to Gemini Master Fund, Ltd.**
Exhibit 4.3	Amended and Restated Class C Common Stock Purchase Warrant, dated as of October 21, 2011, and issued to Gemini Master Fund, Ltd.**
Exhibit 4.4	8% Senior Secured Convertible Note, dated as of April 15, 2011, and issued to Gemini Master Fund, Ltd.**
Exhibit 4.5	Amendment No. 1 to Green Ballast, Inc., 8% Senior Secured Convertible Note, dated as of August 29, 2011, and issued to Gemini Master Fund, Ltd**, as further amended by Amendment No. 2 to Green Ballast, Inc., 8% Senior Secured Convertible Note, dated as of November 28, 2011.*
Exhibit 4.6	8% Senior Secured Note, dated as of April 15, 2011, and issued to Green Ballast LLC.**
Exhibit 4.7	Amendment No. 1 to Green Ballast, Inc., 8% Senior Secured Note, dated as of August 29, 2011, and issued to Green Ballast LLC**, as further amended by Amendment No. 2 to Green Ballast, Inc., 8% Senior Secured Note, dated as of November 28, 2011.*
Exhibit 4.8	Subscription Agreement, dated April 15, 2011, by and between Green Ballast, Inc. and Green Ballast LLC.**
Exhibit 4.9	Specimen Common Stock Certificate.**
Exhibit 5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.**
Exhibit 10.1	Asset Purchase Agreement, dated as of April 15, 2011, by and between Green Ballast, Inc. and Gemini Master Fund, Ltd.**
Exhibit 10.2	Amendment No. 1 to Asset Purchase Agreement, dated August 29, 2011, between Green Ballast, Inc., and Gemini Master Fund, Ltd**, as further amended by Amendment No. 2 to Asset Purchase Agreement, dated November 28, 2011.*
Exhibit 10.3	Security Agreement, dated as of April 15, 2011, among Green Ballast, Inc., Gemini Master Fund, Ltd. and Green Ballast LLC.**
Exhibit 10.4	Intellectual Property Security Agreement, dated as of April 15, 2011, by Green Ballast, Inc., in favor Gemini Strategies, LLC.**
Exhibit 10.5	Employment Agreement, dated as of June 23, 2011, by and between Green Ballast, Inc. and J. Kevin Adams.# **
Exhibit 10.6	Employment Agreement, dated as of June 23, 2011, by and between Green Ballast, Inc. and Daniel L. Brown.# **
Exhibit 10.7	Employment Agreement, dated as of June 23, 2011, by and between Green Ballast, Inc. and William Bethell.# **
Exhibit 10.8	Employment Agreement, dated as of June 23, 2011, by and between Green Ballast, Inc. and Kevin Clarkson.# **
Exhibit 10.9	2011 Restricted Stock Plan, dated as of April 15, 2011. #**
Exhibit 10.10	Form of Restricted Stock Award under 2011 Restricted Stock Plan. #**
Exhibit 10.11	Accounting Services Agreement, dated as of April 15, 2011, between Green Ballast, Inc., and IRC — Interstate Realty Corporation.**
Exhibit 10.12	Marketing Services Agreement, dated as of April 15, 2011, between Green Ballast, Inc., and IRC — Interstate Realty Corporation.**
Exhibit 10.13	Agreement of Sublease, dated as of April 15, 2011, between Green Ballast, Inc., and CB Richard Ellis Memphis, LLC.**
Exhibit 23.1	Consent of KPMG LLP *
Exhibit 23.2	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC(included in Exhibit 5.1)**
Exhibit 24	Power of Attorney **

#	Management contract or compensatory plan arrangement.
*	Filed herewith
**	Previously filed

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)  (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(ii)  If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Green Ballast, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on the 6th day of December, 2011.

Green Ballast, Inc.
By: /s/ J. Kevin Adams J. Kevin Adams Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Kevin Adams J. Kevin Adams	Chief Executive Officer, President and Director (Principal Executive Officer)	December 6, 2011
/s/ William Bethell William Bethell	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	December 6, 2011
/s/ Daniel L. Brown Daniel L. Brown	Director	December 6, 2011
/s/ Kevin Clarkson Kevin Clarkson	Director	December 6, 2011
/s/ John H. Lamberson, Jr. John H. Lamberson, Jr.	Director	December 6, 2011
/s/ Mary F. Sharp Mary F. Sharp	Director	December 6, 2011
/s/ Peter Weisman Peter Weisman	Director	December 6, 2011